CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

PAVELETSKAYA SQUARE 2/3
115054 MOSCOW

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006-1801
(202) 974-1500
FACSIMILE
(202) 974-1999
WWW.CLEARYGOTTLIEB.COM

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

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50668 COLOGNE

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRATELLI 26
20121 MILAN

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

04035969

File No. 82-4243

August 3, 2004

VIA HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Disclosure Materials Provided on Behalf of Grupo Financiero Inbursa, S.A. de C.V. (File No. 82-4243) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero Inbursa, S.A. de C.V. (the "Company") and pursuant to the Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing the enclosed English translation of the Company's (a) notice of a "relevant event," dated July 27, 2004 and describing a proposed corporate restructuring and (b) consolidated quarterly report for the second quarter of 2004.

If you have any questions or require any further information, please do not hesitate to contact Jorge U. Juantorena or Jennifer A. Hershfang of this firm at (212) 225-2000.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Robert P. Hagan
Legal Assistant

Enclosure

cc: Veronica Ramirez
Jorge U. Juantorena
Jennifer A. Hershfang

[Mexican Stock Exchange]

Relevant event of Grupo Financiero Inbursa, S.A. de C.V.

Date of Reception in the Mexican Stock Exchange: 07/27/2004 16:38:00.0

Preset:
EVENTORE

Quotation Key:
GFINBUR

Date:
07/27/2004

Corporate Name:
Grupo Financiero Inbursa, S.A. de C.V.

Place:
Mexico, D.F.

Matter:
Notice of Corporate Restructuring

Relevent event:
We hereby notify the public that Grupo Financiero Inbursa, S.A. de C.V. ("Grupo Financiero Inbursa") has initiated the proceedings necessary to carry out a corporate restructuring which comprises various corporate acts, including the spin-off of certain subsidiaries of Grupo Financiero Inbursa and the spin-off of the group itself, with an approximate value of $8.5 billion pesos, provide that such amount is subject to the valuation of the assets which will be transferred under this transaction at the time of its celebration. This restructuring is intended to create a new corporate group that will be oriented to develop infrastructure projects in Mexico and America Latina.

This corporate restructuring is subject to the prior approval of the competent authorities.

Upon the reception of such authorizations, the Shareholders' Meetings of each of the entities involved in this process shall determine the conditions applicable to this transaction. The approved terms for the transaction will be disclosed by Grupo Financiero Inbursa upon their determination as provided in the ***"Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores***" and any other applicable regulations."

Upon completion of this proceeding, the capital stock of the holding company of this new corporate group will be publicly traded in Mexico through the Mexican Stock Exchange and in the United States of America through an ADR program identical to the existing ADR program for Grupo Financiero Inbursa.

INBURSA Grupo Financiero

Frank Aguado
(52) 55-56-25-4900 Ext. 3351
faguadom@inbursa.com

Miguel Martinez
(52) 55-56-25-4900 Ext.3354
maparra@inbursa.com.mx

Fax: (52) 55-56-25-4966
www.inbursa.com

INBURSA REPORTS SECOND QUARTER 2004 RESULTS

Mexico City, July 27, 2004.- Grupo Financiero Inbursa reported today results for the second quarter ended June 30, 2004.

HIGHLIGHTS

Grupo Financiero Inbursa: $206.9 MM USD profits under US GAAP and $1,738.4 MM Ps under the CNBV rules as of June 2004.

Grupo Financiero Inbursa posted profits of $206.9 MM USD under US GAAP and $1,738.4 MM Ps under CNBV rules during 6M04, 40% and 73% increases relative to the same period of 2003, respectively. These results are mainly explained by higher volumes in core activities and favorable market conditions mainly in long term interest rates. If annualized these figures represented a 14.1% and 10.5% ROE, respectively.

Proposed corporate restructuring in Grupo Financiero Inbursa.

Grupo Financiero Inbursa has decided to spin-off certain assets from Promotora Inbursa and Grupo Financiero Inbursa to create 'Impulsora del Desarrollo Económico de América Latina" (IDEAL) that will be oriented to develop infrastructure projects in Mexico and America Latina. This new group will be publicly traded through the Mexican Stock Exchange, subject to the prior approval of the competent authorities and the Shareholders' Meetings. The spin-off is expected to be in around $800 million dollars; considering futures earnings of Promotora Inbursa related to the mark to market of the Televicentro´s investment after receiving CPO´s of Televisa.

Banco Inbursa´s net income stood at $758 during 2Q04.

Banco Inbursa posted profits of $758 MM Ps during 2Q04 compared with losses of $135 MM Ps and $470 MM Ps in 1Q04 and 2Q03, respectively. This result is mainly explained by the fixed rate swap funding valuation impact due to higher level of long term interest rates during the quarter, that more than compensated the unrealized losses posted in the stock and bond portfolios.

Seguros Inbursa´s total premiums increased 11% in 6M04 if compared with 6M03.

Seguros Inbursa´s total premiums reached $4,089.3 MM Ps in the first half of 2004, representing an 11% increase when compared with the same period of the previous year. The main driver behind this result was the life business which grew 73.6% in the same period.

Inversora Bursatil´s net income reached $225.5 MM Ps during 1H04, 193% higher than those registered during the same period of 2003.

The Brokerage House posted profits of $225.5 MM Ps during the first half of 2004, 193% higher than 6M03. This result is mainly explained by higher commissions income coming from the participation of Inbursa in the largest corporate restructures in the country.

- *All figures included in this report are expressed on June 2004 constant pesos and are not audited.*
- *This press release is presented under regulation 1488 of theCNBV.*
- *As required by regulation 1488 of the CNBV, the financial margin includes only the commissions and fees involved in interest related earnings. Forex and inflationary effects on the loan portfolio are also reflected in the financial margin.*
- *There have been no material changes to the Group's accounting practices or policies during 2Q04. Therefore, the figures presented in this document are consistent with those presented in the Group's last annual report (2003).*
- *Consolidated figures forBanco Inbursa and for Grupo Financiero Inbursa does not include minority interest.*

	June '04
Employees	3,814
# clients	5.5MM
Points of attention (Physical presence)	174
ATM's	554
Sales force	8,411

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under US GAAP

Mkt Value/Book Value	1.45
Stock price USD (Jun'04)	1.42
EPS (USD)	0.14
Outstanding shares ('000)	3,002,153
Ticker	GFINBURO
S & P Debt Rating	BBB-

Net Income

MM USD	2Q04 $	2Q04 %	1Q04 $	% chg vs. 1Q04	2Q03 $	% chg vs. 2Q03	Jan - Jun 2004	Jan - Jun 2003	% Chg
Banco Inbursa	50.5	39%	25.5	98%	(37.9)	-233%	76.0	33.5	127%
Operadora	3.2	2%	4.6	N.A	4.6	-29%	7.9	8.1	-3%
Seguros	20.9	16%	13.1	60%	9.9	112%	34.0	64.0	-47%
Pensiones	37.3	29%	20.5	82%	25.0	49%	57.8	25.8	124%
Fianzas	6.9	5%	1.5	353%	4.6	50%	8.5	6.7	26%
Inversora	10.1	8%	11.5	-12%	6.4	59%	21.6	7.5	187%
Others	0.4	0%	0.6	-31%	1.5	-71%	1.1	2.3	-53%
Total	**129.5**	**100%**	**77.4**	**67%**	**14.1**	**822%**	**206.9**	**147.8**	**40%**

- *Under US GAAP **Grupo Financiero Inbursa** posted $130 MM USD profits during 2Q04 that favorable compares with $77 MM USd obtained during 1Q04 and with $14 MM USD in 2Q03. This result is mainly explained by higher volumes in core activities as well as the mark to market of the fixed rate long term funding position due to the volatility in long term interest rates.*

- *On an accumulated basis, net income increased 40% in the period Jan-Jun 2004 relative to the same period of the previous year posting $206.9 MM Ps.*

Investment by Company

MM USD	2Q04 $	2Q04 %	1Q04 $	% chg vs. 1Q04	2Q03 $	% chg vs. 2Q03
Banco Inbursa	1,706.6	58%	1,624.8	5%	1,618.7	5%
Operadora	33.6	1%	39.6	-15%	31.0	8%
Seguros	425.8	14%	394.9	8%	358.1	19%
Pensiones	623.3	21%	625.4	0%	389.1	60%
Fianzas	62.5	2%	60.5	3%	57.8	8%
Inversora	83.2	3%	87.1	-4%	70.5	18%
Others	6.4	0%	56.4	-89%	266.8	-98%
Total	**2,941.6**	**100%**	**2,888.5**	**2%**	**2,792.0**	**5%**

- *Stockholders' equity of Grupo Financiero Inbursa stood at $2,942 MM USD under US GAAP vs $2,873 MM USd reached under the CNBV rules. Accumulated deferred effects in the different subsidiaries together with monetary adjustments on the stockholders´ equity are the main reasons of this difference.*

GFINBUR"O"
(Stock Price)



16.3
14.8
14.3
14.7
13.6
13.6
E'04
F'04
M'04
A'04
M'04
J'04

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under CNBV Rules

CNBV GAAP

Mkt Value/Book Value	1.48
Stock price (Mar '04)	16.34
Outstanding shares ('000)	3,002,153
Ticker	GFINBURO
S & P Debt Rating	BBB-

Net Income

MM Ps.	2Q04 $	%	1Q04 $	% chg vs. 1Q04	2Q03 $	% chg vs. 2Q03	Jan - Jun 2004	Jan - Jun 2003	% Chg
Banco Inbursa	757.6	68%	(134.5)	N.A.	(470.0)	N.A.	623.1	(7.8)	N.A.
Operadora	36.8	3%	44.8	-18%	48.1	-23%	81.6	83.1	-2%
Seguros	(65.7)	-6%	350.7	N.A.	162.2	N.A.	285.1	251.3	13%
Pensiones	211.3	19%	225.7	-6%	341.7	-38%	437.0	541.5	-19%
Fianzas	51.8	5%	31.8	63%	19.2	170%	83.6	37.6	123%
Inversora	113.6	10%	111.8	2%	67.4	69%	225.5	77.0	193%
Others	3.4	0%	(0.9)	N.A.	20.1	-83%	2.5	24.6	-90%
Total	**1,109.0**	**100%**	**629.4**	**76%**	**188.7**	**488%**	**1,738.4**	**1,007.3**	**73%**

Total monetary position adjustment for Grupo Financiero Inbursa was $38.1 MM Ps during 2Q04.

- ***Grupo Financiero Inbursa*** *posted $1,109 MM Ps profits during the second quarter of 2004 that favorable compares with $629 MM Ps obtained during 1Q04 and with $189 MM Ps in 2Q03. This result is mainly explained by higher volumes in core activities as well as the mark to market of the fixed rate long term funding position due to the volatility in long term interest rates as well as lower monetary positions in the different subsidiaries.*

- *On an accumulated basis, net income increased 73% in the period Jan-Jun 2004 relative to the same period of the previous year posting $1,738.4 MM Ps.*

Free Cash Flow

MM Constant Ps. as of March, 2004	2000	2001	2002	2003	6M03	6M04
+ Interest Income	9,973.8	8,534.4	8,375.5	10,367.9	5,824.0	4,698.2
- Interest Expense	6,644.8	5,091.8	4,958.7	7,779.7	4,313.0	3,236.9
= Financial Margin	**3,328.9**	**3,442.6**	**3,416.8**	**2,588.2**	**1,511.0**	**1,461.3**
- Unrealized gains/losses (net of deferred taxes)	544.3	462.5	32.4	258.8	-157.4	257.2
- General Expenses	1,101.7	1,399.8	1,353.3	1,484.5	668.4	761.3
+ Commissions & Fees	1,535.8	1,023.5	721.1	1,185.3	611.4	748.0
+ Patrimonial Reserves Creations	255.0	704.6	672.9	-211.1	-197.4	447.2
+ Subsidiaries Income	224.8	45.5	387.8	1,985.6	1,294.4	911.1
- Taxes	1,383.5	531.5	368.0	265.7	164.8	170.2
= Free Cash Flow	**2,315.0**	**2,822.5**	**3,444.8**	**3,539.0**	**2,543.6**	**2,378.9**

Investment by Company

MM Ps.	2Q04 $	2Q04 %	1Q04 $	% chg vs. 1Q04	2Q03 $	% chg vs. 2Q03
Banco Inbursa	21,708.5	66%	20,878.7	4%	20,557.2	6%
Operadora	387.4	1%	442.3	-12%	330.6	17%
Seguros	2,279.7	7%	2,345.6	-3%	2,050.9	11%
Pensiones	7,051.4	21%	6,840.1	3%	3,197.7	121%
Fianzas	644.6	2%	606.5	6%	435.4	48%
Inversora	959.1	3%	974.9	-2%	775.6	24%
Others	81.4	0%	636.3	-87%	3,484.8	-98%
Total	**33,112.0**	**100%**	**32,724.3**	**1%**	**30,832.2**	**7%**

- *Stockholders' equity of* ***Grupo Financiero Inbursa*** *reached $33,112 MM Ps at the end of June 2004, 1% and 7% increases relative to 1Q04 and 2Q03, respectively. It is worth to recall the equity reallocation program that took place during 2003, that explains the increase in Pensiones Inbursa´s Stockholders´ Equity. On may 2004, took place the $900 MM Ps dividend payment announced on 1Q04.*

Sources & Uses of Funds (MM Ps as of June 2004)

	SOURCES					
	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	21,708.5	42,563.1	5,809.0	552.8	4,578.0	**75,211.5**
Seguros Inbursa	2,279.7	-	12,361.7	322.3	1,717.9	**16,681.7**
Pensiones Inbursa	7,051.4	-	12,447.4	-	74.8	**19,573.5**
Inversora Bursátil	959.1	-	-	40.6	179.9	**1,179.6**
Operadora Inbursa	387.4	-	-	29.4	31.6	**448.4**
Fianzas G-Inbursa	644.6	-	204.1	-	119.4	**968.2**
Others	81.4	82.28	-	-	12.74	**176.4**
TOTAL	**33,112.0**	**42,645.4**	**30,822.2**	**945.2**	**6,714.3**	**114,239.2**

	USES					
	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	8,685.2	46,951.9	9,402.0	496.1	9,676.2	**75,211.5**
Seguros Inbursa	1,122.5	752.7	7,636.0	980.4	6,190.2	**16,681.7**
Pensiones Inbursa	8,082.4	-	11,274.4	-	216.7	**19,573.5**
Inversora Bursátil	966.9	-	44.3	27.6	140.7	**1,179.6**
Operadora Inbursa	55.2	-	341.3	-	51.8	**448.4**
Fianzas G-Inbursa	472.4	53.2	251.3	56.7	134.5	**968.2**
Others	22.0	3.8	0.0	118.1	32.4	**176.4**
TOTAL	**19,406.7**	**47,765.4**	**28,949.4**	**1,679.0**	**16,442.5**	**114,239.2**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Assets under Management: $440,523.5 MM Ps

Assets in Custody: $542,758.7 MM Ps

BANCO INBURSA Under US GAAP
(MM USD)

Net Income

	2Q04 MM USD	1Q04 MM USD	2Q03 MM USD	Jan-Jun ´04 MM USD	Jan-Jun ´03 MM USD
Net income under CNBV GAAP	67.1	(12.1)	(47.3)	55.0	(0.7)
Adjustments on monetary positions	0.8	28.0	4.5	28.9	30.6
Adjustments on deferred liabilities	(17.7)	9.8	4.6	(7.8)	1.5
Others	0.3	(0.3)	0.2	0.0	2.1
Net Increase	(16.5)	37.6	9.4	21.1	34.3
Net Income Under US GAAP	**50.6**	**25.5**	**(37.9)**	**76.0**	**33.5**

- *Under US GAAP Banco Inbursa posted profits of $50.6 MM USD during 2Q04 compared with $67.1 MM USD under the CNBV rules, $16.5 MM USD less. This result is mainly explained by add-backs on monetary positions and other adjustments of $0.8 MM USD and $0.3 MM USD, respectively and deductions of $17.7 MM USD coming from deferred liabilities adjustments.*

Stockholders' Equity

	2Q04 MM USD	1Q04 MM USD	2Q03 MM USD
Stockholders´equity under CNBV GAAP	1,887.3	1,871.1	1,916.4
Securities Valuation Adjustments	63.7	64.7	38.7
Deferred Taxes	(198.2)	(169.5)	(237.7)
Derivates	0.0	(11.5)	(13.0)
Others	(46.2)	(130.0)	(85.7)
Stockholders´Equity Under US GAAP	**1,706.6**	**1,624.8**	**1,618.7**

- *Stockholders' equity resulted in $1,706.6 MM USD under US GAAP in 2Q04. Under the CNBV rules, Banco Inbursa stockholders' equity stood at $1,887.3 MM USD, $180.7 MM USD more. The difference is basically explained by $63.7 MM USD add back coming from Securities valuation adjustments and deductions of $198.2 MM USD and $46.2 MM USD from adjustments on Deferred Taxes and other adjustments, respectively.*

BANCO INBURSA
(Commercial & Investment Banking)

Banco Inbursa posted profits of $757.6 MM Ps during 2Q04 compared with losses of $134.5 MM Ps and $470.0 MM Ps in 1Q04 and 2Q03, respectively. This result is mainly explained by the fixed rate swap funding valuation impact of $2,101.6 MM Ps due to the higher level of long term interest rates during the quarter. It is worth to recall that the mark to market of the swap position is reflected in the market related income and is going to continue being volatile as long term interest rates are.

As of June 2004, Demand Deposits stood at $12,874.5 MM Ps, 41.9% and 6.6% increases relative to 2Q03 and 1Q04, respectively. This result is mainly explained by the Inbursa CT account that represented 80% of these deposits and 27% of total loan portfolio.

Financial Margin

When compared 2Q04 vs 1Q04, Financial Margin increased 20.5% in 2Q04. This result is mainly explained by higher levels of interest rates during 2Q04 as well as lower monetary position adjustments.

On accumulated basis, Financial Margin decreased 22.3%. Tighter spreads during 6M04 compared with 6M03, as well as higher monetary position adjustment explained this result.

Market Related Income

Market related income posted profits of $948.8 MM Ps at the end of June 2004 compared with losses of $301.4 MM Ps and $734.8 MM Ps in 1Q04 and 2Q03, respectively. This result is mainly explained by the fixed rate funding swap position due to higher levels of long term interest rates during the quarter.

Loan Loss Reserves

Loan loss reserves increased $328.4 MM Ps during the second quarter of 2004, reaching an accumulated amount of $5,808.0 MM Ps at the end of June 2004. This amount represented 33.2 times non-performing loans. Non performing loans stood at 0.4% of the total loan portfolio during the quarter.

Risk Adjusted Net Interest Income

MM Ps	2Q04	1Q04	2Q03	6M04	6M03	Chg
Interest Income	**1,824.0**	**1,754.4**	**1,939.3**	**3,578.4**	**4,293.6**	**-17%**
Interest on loans & securities	1,219.7	1,072.0	1,255.0	2,291.7	2,749.8	-17%
Repo´s interest income	604.3	682.5	684.4	1,286.7	1,543.8	-17%
Interest Expenses	**(1,130.0)**	**(1,125.2)**	**(1,278.1)**	**(2,255.1)**	**(2,795.8)**	**-19%**
Interest on deposits & funding	(552.7)	(511.6)	(603.6)	(1,064.3)	(1,264.0)	-16%
Repo´s interest expense	(577.3)	(613.5)	(674.5)	(1,190.9)	(1,531.8)	-22%
REPOMO	**(121.0)**	**(153.5)**	**(35.4)**	**(274.5)**	**(147.4)**	86%
Financial Margin	**573.0**	**475.7**	**625.8**	**1,048.8**	**1,350.5**	**-22%**
Loan Loss Reserves (Net)	(328.4)	(264.0)	(320.6)	(592.4)	(636.7)	-7%
Risk Adjusted Net Interest Income	**244.6**	**211.7**	**305.2**	**456.3**	**713.7**	**-36%**

Market Related Income

MM Ps	2Q04	1Q04	2Q03	6M04	6M03
Financial Instruments Negotiable	(479.7)	463.0	807.6	(16.7)	758.8
Repos	2.6	(15.1)	7.8	(12.5)	16.7
Securities Purchases and Sales	(675.7)	123.9	(247.4)	(551.8)	130.8
Derivate Instruments	2,101.6	(873.3)	(1,302.7)	1,228.4	(1,555.0)
Total	**948.8**	**(301.4)**	**(734.8)**	**647.4**	**(648.6)**

Administrative and Promotion Expenses

MM Ps	2Q04	1Q04	2Q03	6M04	6M03	Chg
Personnel	22.1	29.6	26.0	51.7	48.9	6%
Administrative Expenses	226.3	196.9	202.9	423.2	379.7	11%
Contributions to IPAB	46.5	39.3	36.9	85.9	71.0	21%
Depreciations and Amortizations	33.2	35.6	28.5	68.7	57.0	21%
Administrative and Promotion Expenses	**328.2**	**301.3**	**294.3**	**629.5**	**556.6**	**13%**

- ***Figures in this report are not audited. Even though they were pepared with the same accounting principles and policies used inthe latest audited annual Financial Statements.***
- ***Figures must be understood and analyzed just for the quarter. The best reference to compare are the December 2003 audited Financial Statements.***
- ***All figures included in this report are in addition to the Financial Statements.***

Earnings from Subsidiaries

Earnings form subsidiaries posted losses of $58.2 MM Ps in 2Q04 compared with profits of $114.8 MM Ps and $35.8 MM Ps in 1Q04 and 2Q03, respectively. This result is mainly explained by the results obtained by Sinca Inbursa.

On accumulated basis earnings from subsidiaries decreased 87% during 6M04 compared with 6M03. It is worth to recall that during 1Q03, Sinca Inbursa sold its stake in Grupo Televicentro to Promotora Inbursa, a subsidiary of Pensiones Inbursa.

Loan Portfolio and Asset Quality

Loan portfolio stood at $46,952 MM Ps at the end of June 2004, a 1.8% increase relative to the previous quarter. When compared with the same period of 2003, loan portfolio decreased 0.3% as of June 2004. If added the $3,784.5 MM Ps loan portfolio reclassification into financial instruments, loan portfolio would have increased 7.7% in 2Q04 relative to 2Q03

As of June 2004, loan loss reserves grew 26% from $4,594 MM Ps in 2Q03 to $5,808 MM Ps in 2Q04, representing a coverage ratio to non performing loans of 33.2 times.

Banco Inbursa Selected Ratios

	Jun-04	Jun-03	System Mar '04
Loans / Total Assets	67.3%	61.9%	50.0%
NPL / Loan Portfolio	0.4%	0.4%	3.2%
LLR / NPL (times)	33.2	21.9	1.7
Op. Cost / Fin. Margin + Other Inc	26.7%	66.5%	116.5%

Non Performing Loans

Non Performing loans decreased 16.5% in 2Q04 relative to 2Q03. This reduction was achieved through restructures on solid grounds and cash recoveries.

The total amount of loans are recorded as non perform on the day following of any default. Credits that could represent higher potential risk, other than past due loans, are those classified under the "D" and "E" scores. As of June 2004, these loans amounted $2 MM Ps net of reserves.

Income Statement Selected Figures

MM Ps	2Q04	1Q04	2Q03	6M04	6M03	Chg
OTHER EXPENSES / INCOME	**138.8**	**(163.9)**	**4.5**	**(25.1)**	**(134.8)**	**-81%**
Charge Offs	(1.0)	(13.0)	(9.2)	(14.1)	(21.5)	-35%
Repomo	103.6	(178.2)	(37.3)	(74.6)	(197.9)	-62%
Other Income	36.2	27.3	51.0	63.5	84.7	-25%
EARNINGS FROM SUBSIDIARIES	**(58.2)**	**114.8**	**35.8**	**56.6**	**420.8**	**-87%**
Sinca Inbursa	(67.3)	102.4	25.5	35.2	402.1	-91%
Siefore Inbursa	9.0	12.4	10.3	21.4	18.6	15%
MONETARY POSITION RESULTS	**17.4**	**331.7**	**72.7**	**349.1**	**345.3**	**1%**
Repomo - Margin	121.0	153.5	35.4	274.5	147.4	86%
Repomo - Other expenses	(103.6)	178.2	37.3	74.6	197.9	-62%

Loan Portfolio

MM Ps	2Q04	%	1Q04	%	2Q03	%
TOTAL LOAN PORTFOLIO	**46,952**	**100%**	**46,144**	**100%**	**47,116**	**100%**
Commercial	42,804	91%	42,168	91%	42,305	90%
Financial Institutions	910	2%	920	2%	4,514	10%
Consumer	2,797	6%	2,679	6%	9	0%
Housing	267	1%	187	0%	78	0%
Federal Government	0	0%	0	0%	0	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**175**	**0%**	**189**	**0%**	**209**	**0%**
LOAN LOSS RESERVES	**5,808**	**12%**	**5,375**	**12%**	**4,594**	**10%**

	2Q04	1Q04	2Q03
Pesos	48%	48%	45%
USD	52%	52%	55%
Secured *	78%	77%	78%
Unsecured	22%	23%	22%

* Collateral, real guarantees and guarantors

Non Performing Loans

Current Ps	$ MM Ps	%
NPL March 31, 2004	**189.12**	
- Decreases in NPL	**59.59**	**100.0%**
* Recoveries & Restructures	59.59	100.0%
* Write Offs	0.00	0.0%
+Increases in NPL	**45.37**	**100.0%**
* Exchange rate effects	2.35	5.2%
* New NPL	43.02	94.8%
NPL June 30, 2004	**174.89**	

Commercial Lending

Banco Inbursa remains as the third most important bank in the Mexican system in commercial lending with a 14.2% market share as of March 2004, representing 1.1 percentage points more than the same period of the previous year. Loan portfolio remains well diversified in many sectors such as infrastructure and housing development, retailing, manufactures, services and media, among others.

Loan Portfolio Breakdown by Sector



Media and Entreteinment 10%
Manufactures 32%
Steel 6%
Infraestructure and Housing Development 4%
Others 2%
Transport 16%
Services 15%
Food 5%
Retailing 10%

Capitalization

Even though the dividend payment done on may 2004, Banco Inbursa remains as a well capitalized bank with a 15.7% TIER 1 Capital ratio as of June, 2004.

Capitalization Ratio

MM Ps as of June, 2004	Jun '04	Mar '04	Jun '03	Mkt. Avg. Mar '04
Credit Risk Assets	**58,023.6**	**46,371.1**	**44,453.4**	**774,335.4**
Tier 1 Capital	31.5%	38.2%	39.5%	22.4%
Net Capital	32.8%	39.5%	40.7%	25.0%
Credit & Portfolio Risk Assets	**116,236.1**	**87,980.7**	**90,736.3**	**1,334,792.1**
Tier 1 Capital	15.7%	20.2%	19.4%	13.0%
Net Capital	16.4%	20.8%	19.9%	14.5%

Value at Risk

Banco Inbursa's risk management is based on value at risk models and different methodologies such as Delta Neutral Value at risk (VAR), with different confidence levels and holding period horizons, and is complemented with stress testing analysis using hypothetical as well as historical scenarios.

The credit risk is carried out by the Credit Committee trough detailed and individual analysis of each client; additionally econometric models had been implemented to evaluate the probability of default such as the anticipated loss individually and by group of risk.

The liquidity risk is measured trough stress tests under low liquidity condition of the risk factors. These methodologies are supported in the suggested by Banco de Mexico in its 2019 Circular numeral M13

The value at risk results should be understood as follows: as of June 2004, under an stressed scenario (year 1998 market conditions). Banco Inbursa would have lost $123 MM Ps with its June 2004 portfolio which would have represented 0.69% of its March 2004 TIER 1 Capital.

Value at Risk * 2Q04 (MM Ps)

KIND OF RISK	MARKET VALUE	VALUE AT RISK [1]	% VAR vs TIER 1 CAPITAL
Fixed Income	53,867.0	(29.0)	-0.16%
Equity	7,780.0	(121.0)	-0.68%
Banco Inbursa	46,088.0	(123.0)	-0.69%
TIER 1 CAPITAL [2]	17,720.0		

[1] Value at Risk for 1 day with a confidence level of 95% and using last twelve months information

[2] Last quarter TIER 1 CAPITAL

Loan Portfolio 2Q04 (MM Ps)

Currency	Loan Portfolio	Past Due Loans	Loan Loss Reserves	Loan Loss Reserve vs Loan Portfolio (%)	Loan Loss Resrve vs Past Due Loans (Times)
USD*	23,069.5	112.8	3,663.0	15.88%	32.47
MXP	22,770.9	60.6	1,792.4	7.87%	29.60
UDI´s*	2,070.4	1.5	352.6	17.03%	230.46
Total	**47,910.8**	**174.9**	**5,808.0**	**12.12%**	**33.21**

* Both figures, USD and UDI´s are expressed in pesos

AFORE INBURSA
(Pension Funds)

Afore Inbursa reached $217.8 MM Ps in commission income during 6M04, representing 33% decreased relative to 6M03. It is worth to recall that Afore Inbursa changed its commission structure from 33% over real return on accumulated funds to 0.5% over the monthly contribution plus a 0.5% annualized charge over the accumulated funds and started charging this way since July 2003. When compared 2Q04 with 1Q04, commission income decreased 26% in 2Q04. This result is explained by the seasonally on the way the commission is charged.

Afore Inbursa posted $14.9 MM Ps profits during 2Q04 compared with $45.0 MM Ps in 1Q04. Acquisition costs due to the important increase in the client base as well as the seasonaly on commission income are the main drivers behind this result. If compared 2Q04 with 2Q03, net income decreased 88.7% in 2Q04. This result is mainly explained by higher commission income due to the increase in real interest rates, after the deflation of -0.07% in the period March-June 2003.

Affiliate Base & Assets Under Management

Assets under management reached $33,120.4 MM Ps at the end of June 2004 a 19% increase relative to the same period of 2003 and a 5% increase vs 1Q04.

Affiliate base was increased by 447,586 new clients in 2Q04 relative to 2Q03, this is mainly explained by higher transfers among the Afore system and by the distribution of Banco de Mexico that took place during the year.These new affiliates were distributed among three best Afores of the system. Afore Inbursa was ranked among the three better. This ranking was based on the more favorable conditions to the client, such as lower commissions and better returns.

The average minimum wages/affiliate ratio was 5.21 as of June 2004, compared with 3.80 market average.

Stockholders´Equity

Stockholders' equity increased from $671.1 MM Ps in 2Q03 to $765.1 MM Ps in 2Q04 a 14% increase.

Selected Figures

MM Ps	2Q04	1Q04	2Q03	6M04	6M03	Chg
Comission Income	92.3	125.5	232.2	217.8	323.8	-33%
Total General Expenses	**(75.4)**	**(55.7)**	**(43.9)**	**(131.1)**	**(82.4)**	**59%**
Administrative Expenses	(27.3)	(22.5)	(18.3)	(49.8)	(35.6)	40%
Operating Expenses	(15.1)	(16.0)	(15.1)	(31.1)	(30.2)	3%
Promotion Expenses	(33.0)	(17.2)	(10.5)	(50.2)	(16.6)	202%
Depreciation & Amortization	(3.0)	(2.9)	(3.5)	(5.9)	(6.9)	-14%
Operating Income	13.9	66.9	184.8	80.8	234.5	-66%
Other Income	0.5	0.4	1.3	1.0	2.2	-57%
REPOMO	23.1	(11.2)	(1.2)	11.9	(6.3)	-288%
Net Income	14.9	45.0	131.3	59.9	167.2	-64%
Investments	745.0	734.0	616.0	745.0	616.0	21%
Fixed Assets	16.2	16.9	20.3	16.2	20.3	-20%
Total Assets	862.3	822.3	787.8	862.3	787.8	9%
Stockholders' Equity	765.1	750.0	671.1	765.1	671.1	14%

Affiliate Quality

	2Q04	1Q04	2Q03	Mkt. Share Jun-04
Affiliattes (#)	2,323,443	2,174,012	1,875,857	7.2%
Assets Under Mngmt. (MM Ps)	33,120.4	31,634.4	27,768.5	7.7%

	2Q04	1Q04	2Q03	Mkt. Avg Jun-04
Avg. Min. Wages/Affiliate	5.21	5.28	5.56	3.8
Active Workers/Affiliate	31.1%	32.0%	31.8%	37.0%
ROE	15.6%	24.0%	49.8%	29.2%

*Anualized


Assets Under Management
2Q02-2Q04
(MM Ps)
21,851.8
23,629.5
24,837.7
26,259.9
27,768.5
29,234.0
30,095.7
31,634.4
33,120.4
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04

COST OF OPPORTUNITY INDICATOR

AFORE	%
Inbursa	**100.0%**
Actinver	91.8%
Principal	91.4%
XXI	91.4%
Banorte Generali	91.2%
HSBC	90.2%
Banamex	89.8%
Azteca	89.6%
Bancomer	89.0%
ING	88.8%
Profuturo GNP	87.4%
Santander Mexicano	85.3%
System Average	**91.0%**

The information presented should not be in any case understood as a recommendation

Assumptions:

- Workers with a 3 times Mexico City´s minimum wage, affiliated to the IMSS (Mexican Social Security Institute) since July 1997.
- Commission structure of each Afore
- Siefore returns
- The sample considers a time frame from July 2, 1997 to June 30, 2004.

- This cost of opportunity indicator was launched by Consar on September 2001. The indicator shows the percentage of assets that an affiliate has in less than what he would have in the Afore with a better balance accumulation per affiliate, which was Inbursa as of June 2004.
- The indicator allows to compare the balance accumulated by an affiliate after commissions charges and returns on his investment trough the Siefore
- This figure only considers the balance for retirement after handcap or oldness. The indicator might change according to the worker salary.

SEGUROS INBURSA Under US GAAP
(MM USD)

Net Income

	2Q04 MM USD	1Q04 MM USD	2Q03 MM USD	Jan-Jun ´04 MM USD	Jan-Jun ´03 MM USD
Net income under CNSF GAAP	(6.6)	31.4	15.2	24.7	23.1
Reserves Adjustments	2.6	(1.5)	1.5	1.0	(3.0)
Investments Adjustments	36.4	(21.8)	8.5	14.6	1.7
Deferred Taxes	(6.6)	1.8	(4.3)	(4.9)	26.4
Deferred Acquisition Costs	1.1	(1.3)	(2.0)	(0.2)	(2.6)
Monetary Positions Adjustments	(25.6)	12.8	(0.1)	(12.8)	9.2
Others	19.7	(8.2)	(8.9)	11.5	9.1
Net Increase	27.6	(18.3)	(5.3)	9.3	40.9
Net Income Under US GAAP	**20.9**	**13.1**	**9.9**	**34.0**	**64.0**

- ***Seguros Inbursa´s** net income reached $20.9 MM USD during 2Q04 and under US GAAP, $27.6 MM USD more than those registered under the CNSF rules during the same period. This result is mainly explained by $59.8 MM USD add-backs coming from reserves, investments, deferred acquisition cost and other adjustments together with $32.3 MM USD deductions in monetary positions and deferred taxes adjustments.*

Stockholders' Equity

	2Q04 MM USD	1Q04 MM USD	2Q03 MM USD
Stockholders´equity under CNSF GAAP	197.8	209.8	188.3
Adjustments on Assets	78.3	57.5	125.8
Deferred Acquisition Cost	58.4	57.7	63.9
Fixed Assets	(14.5)	(33.7)	39.8
Others	34.4	33.5	22.1
Reserves Adjustments	289.6	308.2	246.0
Deferred Taxes	(228.3)	(181.9)	(187.8)
Others	88.4	1.2	(14.2)
Net Increase	228.0	185.0	169.8
Stockholders´Equity Under US GAAP	**425.8**	**394.8**	**358.1**

- ***Seguros Inbursa's** Stockholders' equity resulted $425.8 MM USD under US GAAP at the end of June, 2004 compared with $197.8 MM USD under the CNSF rules. The difference is basically explained by: $78.3 MM USD, $289.6 MM USD and $88.4 MM USD add-backs from assets, reserves and other adjustments, respectively, and deductions of $228.3 MM USD from deferred taxes.*

SEGUROS INBURSA
(Insurance)

Seguros Inbursa´s posted losses of $65.6 MM Ps during 2Q04 compared with profits of $350.7 MM Ps obtained during the previous quarter. This result was due to the 104.2% increased in reserves provisions according with the new regulation. If compared 6M04 with 6M03 net income increased 13% in 2004. It is worth to point out that this result was achieved even though the 70.2% increased in reserves provisions and 47% in monetary position adjustments during the first half of 2004.

Net Financial income reached $665.1 MM Ps profits compared with $494.5 MM Ps in 6M04 and 6M03, respectively, 35% increased in 2004. This result is mainly explained by better market conditions

Seguros Inbursa continued growing in terms of direct premiums while maintaining efficient combined ratios in the different lines of businesses.

Total Premiums	Combined Ratio (Jun ´04)	Combined Ratio (Jun ´03)
P&C	98.9%	85.4%
Automobile	91.4%	100.4%
Life	N.A	N.A
Acc. & Health	94.8%	94.7%
Total	96.3%	98.6%

Seguros Inbursa Selected Financial Information

MM Ps	2Q04	1Q04	2Q03	6M04	6M03	Chg
Direct Premiums	2,077.0	2,012.3	2,164.9	4,089.3	3,685.1	11%
Reserves Provisions	306.1	149.9	196.8	456.0	268.0	70%
Technical Income	(217.8)	267.1	30.6	49.3	273.4	-82%
Net Financial Income	264.6	400.5	445.2	665.1	494.5	35%
Repomo	(4.4)	(143.2)	4.8	(147.7)	(100.5)	47%
Net Income	(65.6)	350.7	162.2	285.1	251.3	13%
Assets	16,681.7	16,387.4	14,908.2	16,681.7	14,908.2	12%
Investments	11,732.2	12,755.2	10,803.8	11,732.2	10,803.8	9%
Reserves	12,361.7	11,958.7	10,655.3	12,361.7	10,655.3	16%
Stockholders' Equity	2,279.7	2,345.6	2,050.9	2,279.7	2,050.9	11%

Seguros Inbursa remained as one of the most sound companies in Mexico, increasing 11% its total premiums in 6M04 relative to the same period of 2003.

Premiums growths were achieved while maintaining an efficient 96.3% combined ratio, which allowed the company to continue growing with profitability.

Premiums Breakdown

Total Premiums	Breakdown 6M ´04	Growth Rate 6M04 vs 6M03
P&C	26.3%	-16.3%
Automobile	26.0%	-8.0%
Life	35.2%	73.6%
Acc. & Health	12.5%	16.4%
Total	100%	11.0%

Selected Figures

	RATIOS 2Q04	RATIOS 2Q03	Market Avg Mar ´04
Inv / Assets	70.3%	72.5%	76.5%
Inv / Reserves	0.95	1.01	1.06
Res / Premiums	1.51	1.45	2.69

PENSIONES INBURSA Under US GAAP
(MM USD)

Net Income

	2Q04 MM USD	1Q04 MM USD	2Q03 MM USD	Jan-Jun ´04 MM USD	Jan-Jun ´03 MM USD
Net income under CNSF GAAP	17.7	20.2	32.0	37.9	49.7
Reserves Adjustments	(0.9)	0.1	3.4	(0.8)	2.8
Investments Adjustments	25.2	(1.0)	1.7	24.2	(9.3)
Deferred Taxes	(3.4)	(1.3)	(3.5)	(4.7)	(27.1)
Deferred Acquisition Costs	(0.0)	0.0	0.1	(0.0)	0.1
Monetary Positions Adjustments	0.1	18.3	(0.3)	18.4	14.4
Others	(1.4)	(15.8)	(8.3)	(17.3)	(4.8)
Net Increase	19.5	0.3	(6.9)	19.9	(23.9)
Net Income Under US GAAP	**37.3**	**20.5**	**25.0**	**57.8**	**25.8**

- *Under USGAAP, Pensiones Inbursa net income stood at $37.3 MM USD in 2Q04 compared with $17.7 MM USD under the CNSF rules, $19.5 MM USD more. This result is explained by add-backs of $25.3 MM USD coming from investments and Monetary Position adjustments as well as deductions of $5.8 MM USD explained by reserves, deferred taxes and acquisitions costs and other adjustments during the quarter.*

Stockholders' Equity

	2Q04 MM USD	1Q04 MM USD	2Q03 MM USD
Stockholders´equity under CNSF GAAP	611.8	611.7	293.6
Investments Adjustmens	266.9	168.7	7.6
Reserves Adjustments	151.9	155.1	151.4
Deferred Taxes	(125.4)	(125.5)	(97.2)
Others	(212.5)	(114.8)	33.7
Net Increase	80.9	83.5	95.5
Stockholders Equity Under US GAAP	**692.7**	**695.2**	**389.1**

- *Pensiones Inbursa's Stockholders' equity resulted $692.7 MM USD under US GAAP in 2Q04 compared with $611.8 MM USD under the CNSF rules. The difference is basically explained by: $266.9 MM USD and $151.9 MM USD add-backs from investments and reserves adjustments, respectively, and deductions of $125.4 MM USD and $212.5 MM USD from deferred taxes and other adjustments, respectively.*

PENSIONES INBURSA

(Annuities)

Grupo Financiero Inbursa has initiated the proceedings necessary to carry out a corporate restructuring which comprises a spin-off of certain assets from Promotora Inbursa, Pensiones Inbursa and Grupo Financiero Inbursa to create a new corporate group that will be oriented to develop infrastructure projects in Mexico and America Latina.

This corporate restructuring is subject to the prior approval ofthe competent authorities.

Upon the reception of such authorizations, the Shareholders' Meetings of each of the entities involved in this process shall determine the conditions applicable to this transaction which we expect to have an approximate value of $800 million dollars, subject to updated market values on the date of its completion . The approved terms for the transaction will be disclosed by Grupo Financiero Inbursa upon their determination as provided in the "Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores" and any other applicable regulations."

Upon completion of this proceeding, the capital stock of the holding company of this new corporate group will be publicly traded in Mexico through the Mexican Stock Exchange and in the United States of America through an ADR program identical to the existing ADR program for Grupo Financiero Inbursa.

Pensiones Inbursa´s net income reached $437.0 MM Ps during the first halfof 2004, a 19% decrease relative to the same period of the previous year. The main driver behind this result was higher monetary position adjustments. It is worth to mention the increase of premiums during 2Q04 compared with 1Q04 that was partially off set by the increase of reserves provisions.

Selected Financial Information

MM Ps	2Q04	1Q04	2Q03	6M04	6M03	Chg
Direct Premiums	304.2	74.1	185.9	378.3	343.5	10%
Reserves Provisions	198.2	14.3	154.4	212.5	219.8	-3%
Acquisition cost	(2.4)	(6.6)	(27.9)	(9.0)	(49.5)	-82%
Technical Income	(66.1)	(133.7)	(167.9)	(199.8)	(263.5)	-24%
Net Financial Income	210.8	244.7	304.9	455.5	489.7	-7%
Repomo	(7.7)	(204.5)	9.1	(212.3)	(156.5)	36%
Income from Subs.*	142.9	147.5	325.3	290.4	419.1	-31%
Net Income	211.3	225.7	341.7	437.0	541.5	-19%
Assets	19,573.5	19,105.2	15,309.3	19,573.5	15,309.3	28%
Investments	19,356.8	18,922.5	15,099.4	19,356.8	15,099.4	28%
Reserves	12,447.4	12,241.7	12,033.0	12,447.4	12,033.0	3%
Stockholders' Equity	7,051.4	6,840.1	3,197.7	7,051.4	3,197.7	121%

***** *Promotora Inbursa***

Investments increased from $15,099.4 MM Ps at the end of June, 2003 to $19,356.8 MM Ps as of 2Q04, representing a 28% growth. This result is mainly explained by higher level of operations in Promotora Inbursa, Pensiones Inbursa subsidiary, after it´s equity increase.

Stockholders´ equity stood at $7,051.4 MM Ps as of June 2004, a 121% increase relative to 2Q03. This was the result of the equity reallocation of Grupo Financiero Inbursa that was completed at the end of July 2003.

OPERADORA INBURSA
(Mutual Funds)

Operadora Inbursa posted $81.6 MM Ps profits during the first half of 2004 compared with $83.1 MM Ps in the same period of the previous year, representing 1.8% decreased .

Funds under management reached $21,871.2 MM Ps at the end of the quarter.

Funds Under Management
June 2004

Dinbur
$3.2 bn Ps


CD's
31%
Gov. Bonds
(Nom. Rate)
34%
Gov. Bonds
(Real Rate)
35%

Fonibur
$7.1 bn Ps


Gov.
Securities
14%
Stocks
86%

Fondo Inbursa
$4.3 bn Ps


Gov.
Securities
11%
CD's
9%
Stocks
80%

Inburex
$7.3 bn Ps


Gov. Bonds
(Real Rate)
12%
Long Term
Debt
20%
Gov. Bonds
(Nom. Rate)
41%
MTNs
27%

Mutual Funds
(June, 2004)

FUND	PORTFOLIO	ASSETS (MM Ps)	ANUALIZED RETURN	ANUALIZED RETURN	
				MKT AVG.	MSE
DINBUR	Fixed Income	3,179.6	4.88%	2.95%	
INBUREX	Fixed Income	7,353.2	4.90%	2.96%	
INBURSA	Stock´s, Bonds $ M.M.	4,273.6	16.62%	9.73%	16.90%
FONIBUR	Stock´s, Bonds $ M.M.	7,064.9	18.92%	9.73%	

* MSE= Mexican Stock Exchange

INVERSORA BURSATIL
(Brokerage House)

Inversora Bursatil posted profits of $113.6 MM Ps during 2Q04, 68.7% higher than those registered during 2Q03 and 1.6% increased relative to 1Q04.On accumulated basis, net income increased 193% in 6M04 compared with 6M03. This result is mainly explained by the significant participation of Inbursa in the largest corporate restructures in the country (ICA and Desc), as well as better market conditions and higher levels of operations during the half of 2004.

During the second quarter of 2004 Inversora Bursatil underwrote $48.2 Bn Ps for an accumulated amount of $84.3 Bn Ps in Commercial Paper, continuing its leadership in this segment of business in Mexico.

Select Figures

MM Ps	2Q04	1Q04	2Q03	6M04	6M03	Chg
Operating Margin	164.5	172.8	98.7	337.3	113.1	198%
Interest Income	6.3	6.3	0.5	12.6	2.7	358%
Net Income	113.6	111.8	67.4	225.5	77.0	193%
Total Assets	1,179.6	1,182.9	968.3	1,179.6	968.3	22%
Investment Portfolio	948.8	979.7	764.2	948.8	764.2	24%
Stockholders' Equity	959.1	974.9	775.6	959.1	775.6	24%
Assets in Custody	561,908.6	560,202.2	391,289.5	561,908.6	391,289.5	44%

FIANZAS GUARDIANA INBURSA
(Bonds)

During 2Q04, Fianzas Guardiana Inbursa posted profits of $51.8 MM Ps, compared with $19.2 MM Ps obtained in the same period of the previous year, a 170.4% increase. This result is mainly explained by the release of reserves during the quarter that were in excess according with the new regulation as well as the increased of 13% in premiums.

Select Figures

MM Ps	2Q04	1Q04	2Q03	6M04	6M03	Chg
Direct Premiums	81.4	78.9	70.6	160.3	142.2	13%
Technical Income	44.5	22.7	6.5	67.1	21.6	210%
Earnings From Investments	2.3	0.7	9.2	3.0	16.8	-82%
Monetary Position	(0.3)	(7.5)	0.4	(7.9)	(6.1)	28%
Net Income	51.8	31.8	19.2	83.6	37.6	123%
Total Assets	968.2	893.0	826.9	968.2	826.9	17%
Investments	833.5	824.7	742.9	833.5	742.9	12%
Reserves	204.1	202.3	322.8	204.1	322.8	-37%
Stockholders' Equity	644.6	606.5	435.4	644.6	435.4	48%

APPENDIX
US GAAP

Investment by Company

MM USD	2Q04 $	2Q04 %	1Q04 $	% chg vs. 1Q04	2Q03 $	% chg vs. 2Q03
Banco Inbursa	1,706.6	58%	1,624.8	5%	1,618.7	5%
Operadora	33.6	1%	39.6	-15%	31.0	8%
Seguros	425.8	14%	394.9	8%	358.1	19%
Pensiones	623.3	21%	625.4	0%	389.1	60%
Fianzas	62.5	2%	60.5	3%	57.8	8%
Inversora	83.2	3%	87.1	-4%	70.5	18%
Others	6.4	0%	56.4	-89%	266.8	-98%
Total	**2,941.6**	**100%**	**2,888.5**	**2%**	**2,792.0**	**5%**

Net Income

MM USD	2Q04 $	2Q04 %	1Q04 $	% chg vs. 1Q04	2Q03 $	% chg vs. 2Q03	Jan - Jun 2004	Jan - Jun 2003	% Chg
Banco Inbursa	50.5	39%	25.5	98%	(37.9)	-233%	76.0	33.5	127%
Operadora	3.2	2%	4.6	N.A	4.6	-29%	7.9	8.1	-3%
Seguros	20.9	16%	13.1	60%	9.9	112%	34.0	64.0	-47%
Pensiones	37.3	29%	20.5	82%	25.0	49%	57.8	25.8	124%
Fianzas	6.9	5%	1.5	353%	4.6	50%	8.5	6.7	26%
Inversora	10.1	8%	11.5	-12%	6.4	59%	21.6	7.5	187%
Others	0.4	0%	0.6	-31%	1.5	-71%	1.1	2.3	-53%
Total	**129.5**	**100%**	**77.4**	**67%**	**14.1**	**822%**	**206.9**	**147.8**	**40%**

Sources & Uses of Funds (MM USD)

SOURCES	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	1,706.6	3,693.0	504.0	48.0	397.2	**6,348.8**
Seguros Inbursa	425.8	-	1,072.6	28.0	149.1	**1,675.4**
Pensiones Inbursa	623.3	-	1,080.0	-	6.5	**1,709.8**
Inversora Bursátil	83.2	-	-	3.5	15.6	**102.3**
Operadora Inbursa	33.6	-	-	2.6	2.7	**38.9**
Fianzas G-Inbursa	62.5	-	17.7	-	10.4	**90.6**
Others	7.1	7.1	-	-	1.1	**15.3**
TOTAL	**2,942.2**	**3,700.1**	**2,674.3**	**82.0**	**582.6**	**9,981.2**

USES	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	753.6	4,073.8	815.8	43.0	839.6	**6,525.7**
Seguros Inbursa	97.4	65.3	662.5	85.1	537.1	**1,447.4**
Pensiones Inbursa	701.3	-	978.2	-	18.8	**1,698.3**
Inversora Bursátil	83.9	-	3.8	2.4	12.2	**102.3**
Operadora Inbursa	4.8	-	29.6	-	4.5	**38.9**
Fianzas G-Inbursa	41.0	4.6	21.8	4.9	11.7	**84.0**
Others	1.9	0.3	-	10.2	72.0	**84.5**
TOTAL	**1,683.8**	**4,144.0**	**2,511.8**	**145.7**	**1,495.9**	**9,981.2**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Loan Portfolio

MM USD	2Q04	%	1Q04	%	2Q03	%
TOTAL LOAN PORTFOLIO	**4,074**	**100%**	**4,127**	**100%**	**4,325**	**100%**
Commercial	3,714	91%	3,771	91%	3,884	90%
Financial Institutions	79	2%	82	2%	414	10%
Consumer	243	6%	240	6%	1	0%
Housing	23	1%	17	0%	7	0%
Federal Government	0	0%	0	0%	0	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**15**	**0%**	**17**	**0%**	**19**	**0%**
LOAN LOSS RESERVES	**504**	**12%**	**481**	**12%**	**422**	**10%**

	2Q04	1Q04	2Q03
Pesos	48%	48%	45%
USD	52%	52%	55%
Secured *	78%	77%	78%
Unsecured	22%	23%	22%

* Collateral, real guarantees and guarantors

APPENDIX
Banco Inbursa

CAPITALIZATION
(Constant MM Pesos as of June 30, 2004)

TIER 1 CAPITAL		**18,300**
STOCKHOLDERS' EQUITY		21,597
SUBORDINATED DEBT & CAPITALIZATION INSTRUMENTS		-
LESS:	INVESMENT IN SUBORDINATED DEBT	-
	INVESTMENTS IN FINANCIAL INSTITUTIONS	1,909
	INVESTMENTS IN NON-FINANCIAL INSTITUTIONS	1,047
	FINANCING GRANTED FOR THE AQUISITION OF SHARES	-
	OF THE BANK OR OTHER GROUP SUBSIDIARIES	-
	EXCESS ON DEFERRED TAXES	-
	RESTRUCTURING CHARGES & OTHER INTANGIBLES	341
	PREVENTIVE RESERVES PENDING TO BE CONSTITUITED AND CONSTITUITED	-
	OTHER ASSETS	-
TIER 2 CAPITAL		**708**
CAPITALIZATION INSTRUMENTS		-
GENERAL PREVENTIVE RESERVES		708
SUBORDINATED DEBT		-
TIER 1 & 2 CAPITAL		**19,008**

RISK - WEIGHTED ASSETS

MARKET RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
PESO NOMINAL INTEREST RATE OPERATIONS	45,238	3,619
PESO OR UDI REAL INTEREST RATE OPERATIONS	1,119	90
FOREIGN CURRENCY NOMINAL INTEREST RATE	6,032	483
POSITION IN UDIS OR WITH A RETURN INDEXED TO INFLATION	12	1
POSITIONS IN FOREIGN CURRENCY OR INDEXED TO THE FX RATE	3,633	291
POSITIONS IN SHARES OR INDEXED TO THE PRICE OF SECURITIES	2,178	174
TOTAL	**58,212**	**4,657**

CREDIT RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
GRUOP I (RISK WEIGHT 0 %)	-	-
GRUOP II (RISK WEIGHT 20 %)	1,584	127
GRUOP III (RISK WEIGHT 100 %)	55,083	4,407
SUB-TOTAL	**56,667**	**4,533**
CAPITAL REQUIREMENTS ON: PERMANENT EQUITY, FURNITURE & EQUIPMENT, PREPAYMENTS AND DEFERRED CHARGES	1356.126	108
TOTAL	**58,024**	**4,642**

INVESTMENT IN SECURITIES
June 30, 2004
(Constant 000´s Pesos as of June 30, 2004)

TRADING PORTFOLIO	**5,119,689**
Securities	1,170,618
Securities Issued by Finantial Institutions	167,850
Bonds	3,289,951
Government Securities	491,270
Other Issues (CPO´s)	0
SECURITIES HELD FOR SALE	**1,835**
Government Securities	1,835
SECURITIES HOLD TO MATURITY	**6,129,222**
Bearer Notes	2,305,160
Credit Link	3,811,631
Commercial paper	12,431

REPURCHASE PORTFOLIO
June 30, 2004
(Constant 000´s Pesos as of June 30, 2004)

REPURCHASE AGREEMENTS	**-19,234**
Cetes	-3,672
Bondes	-15,579
Bankers´ Acceptances	17
RESELL AGREEMENTS	**33,668**
Cetes	3,455
Bondes	30,230
Bankers´ Acceptances	-17

DEFERRED TAXES
June 30, 2004
(Constant 000´s Pesos as of June 30, 2004)

TOTAL DEFERRED TAXES	**537,868**
Foreign Exchange Investments	-17,322
Investments	-41
Stocks	184,468
Permanent Equity Investments	22,058
Bonds	3,375
Repos	4,877
Forwards	486
Swaps	444,803
Futures 24/48 hrs	298
Fiscal losses	-244,104
Amort. buy-sell portfolio	77,284
Forex	61,686

LOAN PORTFOLIO
(Constant MM Pesos as of June 30, 2004)

	2Q04 PERFORMING LOANS	2Q04 NON PERFORMINGLOANS
Commercial	43,939	164
Interbank	909	-
Consumer	2,797	2
Mortgages	266	9
Government	-	-
Fobaproa Bonds	-	-
Total	**47,911**	**175**

LOAN PORTFOLIO	2Q04
Total Loan Portfolio	48,086
Loan Loss Reserves	5,808
TOTAL LOAN PORTFOLIO (NET)	**42,278**

LOAN PORTFOLIO BREAKDOWN BY CURRENCY	PESOS	UDI´s	USD	TOTAL BANK
PERFORMING LOANS				
Commercial	19,245	1,670	23,024	**43,939**
Interbank	863	-	46	**909**
Consumer	2,405	392	-	**2,797**
Mortgages	258	8	-	**266**
Government	-	-	-	-
Fobaproa Bonds	-	-	-	-
Total Performing Loans	**22,771**	**2,070**	**23,070**	**47,911**
NON PERFORMING LOANS				
Commercial	50	1	113	**164**
Interbank	-	-	-	**0**
Consumer	2	-	-	**2**
Mortgages	8	1	-	**9**
Total Non Permorming Loans	**60**	**2**	**113**	**175**

INBURSA: ALLOWANCE FOR LOAN LOSS RESERVES	
Loan Loss Reserves at March 31, 2004 ***(constant million pesos as of June 30, 2004)***	**5,377**
- Adjustment for inflation Mar - Jun ´04	5
Loan Loss Reserves at March, 2004 (million nominal pesos)	**5,372**
+ Provisions recorded during the period	328
+ Currency valuation & other	107
Loan Loss Reserves at June 30, 2004.	**5,807**

The risk rating of the lines of credit and the necessary preventive reserves are calculated according to the standard process established in the circular 1480 of the national banking and securities commission (CNBV) dated September 29, 2000

LOAN PORTFOLIO RATINGS
(Constant MM Pesos as of June 30, 2004)

	Loan Subject to Clasification	Loan Loss Reserves
LOAN PORTFOLIO	**50,999**	**5,808**
Commercial Loans	**47,014**	**5,727**
Risk "A"	24,529	166
Risk "B"	10,788	1,072
Risk "C"	10,802	3,596
Risk "D"	0	0
Risk "E"	895	893
Except Federal Government	0	
Interbank Loans	**910**	**36**
Risk "A"	741	4
Risk "B"	160	32
Risk "C"	8	0
Risk "D"	0	0
Risk "E"	0	0
Mortgages Loans	**276**	**30**
Risk "A"	23	0
Risk "B"	189	3
Risk "C"	64	26
Risk "D"	0	0
Risk "E"	0	0
Consumer Loans	**2,800**	**15**
Risk "A"	2,797	14
Risk "B"	1	0
Risk "C"	0	0
Risk "D"	0	0
Risk "E"	1	1
Aditional Reserves		**0**

MM current Ps as of June, 2004

PORTFOLIO			REQUIRED RESERVES		
Risk	**% of risk**	**Notional**		**% in provision**	**Notional**
A	55.1%	28,089		0% - 0.99%	184
B	21.8%	11,138		1% - 19.99%	1,107
C	21.3%	10,875		20% - 59.99%	3,622
D	0.0%	1		60% - 89.99%	0
E	1.8%	896		90% - 100%	894
Subtotal	**100%**	**50,998**			**5,808**
Plus:			**Plus:**		
Non-Classified portfolio	-	-	Aditional estimates		0
Plus:					
Exceptued portfolio	0.0%	0			
Total Credit Portfolio	***100%***	***50,999***	***Total Reserves***		**5,808**

NOTES:

1.- ACCOUNTING INFORMATION RELATIVE TO THE LOAN CLASSIFICATION OF THE PORTFOLIO FOR THE QUARTER ENDING JUNE 30,2004, WITH A RISK EXPOSURE RATE OF THE PORTFOLIO BASED UPON THE RATINGS GRANTED AS OF JUNE 30, 2004. THIS PROCEDURE FOLLOWS THE GUIDE LINES OF THE CNBV.

2.- *IN ACCORDANCE WITH LOAN CLASSIFICATION RULES, THE INSTITUTION IS OBLIGED TO GRADE INDIVIDUALLY* AT LEAST 80% OF ITS LOAN PORTFOLIO SUBJECT TO RATING.

3.- BASE LOAN PORTFOLIO CLASSIFIED INCLUDES CONTINGENT OPERATIONS SHOWN IN ITS CORRESPOPNDING GROUP FOR MEMORANDOM ACCOUNTS AT THE END OF THE CONSOLIDATED BALANCE SHEET REPORTED ON JUNE 30, 2004.

4.- IN ACCORDANCE WITH THE REGULATION 1460, PREVENTIVE RESERVES INCLUDES THE MORTGAGE PORTFOLIO PROVISIONS AS OF JUNE 2004 FOR $3,279,388 Ps

5.- IN ACCORDANCE WITH THE REGULATION 1488, PREVENTIVE RESERVES INCLUDES THE PAST DUE LOANS INTEREST PROVISIONS FOR $283,297 Ps

6.- *IN ACCORDANCE WITH THE REGULATION 1493, PREVENTIVE RESERVES INCLUDES THE CONSUMER PORTFOLIO* PROVISIONS AS OF JUNE 2004 FOR $13,985,773, $70,531, $181,223, $365,135 and $758,762 THAT CORRESPONDS TO RISKS "A", "B", "C", "D" AND "E", RESPECTIVELY.

7.- THE OUTCOME OF THIS CREDIT RISK RATING IS INCLUDED IN THE CONSOLIDATED BALANCE SHEET REPORTED AS OF JUNE 30, 2004.

DERIVATIVES INSTRUMENTS

(Constant 000's Pesos as of June ´04)

	USD	Pesos
Hedging Derivatives		
Forwards		
Bid	1,479,900.0	-
Ask	1,110,000.0	-
Transactional Derivatives		
Forwards		
Bid	78,000.0	-
Ask	96,000.0	-
Futures		
TIIE 28	5,500,401.8	-
Dollar	137,186.9	-
Pesos	-	-
TOTAL	**8,401,488.6**	**-**

MATURITY	TOTAL
1 to 7 days	353,340
8 days to 1 month	17,072
1 to 3 months	337,960
3 to 6 months	85,699
6 to 9 months	71,184
9 months to 1 year	1,108,379
1 to 2 years	590,885
2 to 3 years	22,596
3 to 4 years	19,574
4 to 5 years	3,715
5 to 7 years	-
7 to 9 years	-
more than 9	-
TOTAL	**2,610,404**

INTERBANK LOANS & OTHER

(Constant 000's Pesos as of June ´04)

	June 30,2004
Pesos	1,298,384
USD*	1,312,020
TOTAL	**2,610,404**

BALANCE:

PESOS	Balance	Weighted
Discounts	995,268	
Interbanking	303,116	
	1,298,384	**6.08%**

USD*	Balance	Weighted
Loans from foreing banks	962,214	
Loans from national banks	345,774	
Discounts	4,032	
	1,312,020	**1.40%**

***** Figures in USD are expressed in Pesos**

US GAAP
Financial Statements

GRUPO FINANCIERO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Interest Income	127.1	109.0	99.3	104.2	100.2	194.3
Interest Expense	50.4	155.1	45.3	(7.6)	30.1	38.8
FINANCIAL MARGIN	**76.7**	**(46.1)**	**54.0**	**111.8**	**70.2**	**155.4**
Loan Loss Provisions	30.5	27.9	26.5	18.2	23.6	28.5
RISK ADJUSTED NII	**46.2**	**(74.1)**	**27.5**	**93.6**	**46.5**	**126.9**
Premiums	116.5	147.7	138.1	131.7	139.3	169.4
Comissions & Tariffs	16.1	35.0	22.8	20.6	19.0	41.3
Market-Related Income	87.9	92.9	50.3	61.0	39.7	89.0
TOTAL OPERATING INCOME	**266.7**	**201.5**	**238.7**	**306.8**	**244.6**	**426.6**
Aquisiton Cost	29.8	30.2	27.8	27.5	30.8	29.7
Contrctual obligatios & other net Cost	80.2	93.4	95.9	107.4	113.7	114.9
Policies dividends	0.1	3.3	2.3	3.2	2.5	1.2
Other Insurance & Bond reserves	3.8	0.2	2.0	1.9	1.6	1.8
Administrative Expenses	17.8	54.7	48.6	52.7	36.4	57.0
OPERATING INCOME	**134.9**	**19.7**	**62.1**	**114.1**	**59.6**	**222.1**
Other Expenses (Products)	5.2	(5.2)	(5.0)	3.1	(23.6)	15.7
NET INCOME BEFORES TAXES	**129.8**	**24.9**	**67.1**	**111.0**	**83.2**	**206.4**
Incurred Income Tax	25.7	5.5	21.4	(3.4)	13.8	14.0
Deferred Income Tax	14.8	21.8	5.6	(13.3)	(14.4)	72.8
NET INCOME BEFORE SUBSIDIARIES	**89.2**	**(2.4)**	**40.1**	**127.7**	**83.8**	**119.6**
Participated net income from subs.	44.4	10.2	(14.7)	16.9	(6.2)	16.3
RESULTS FROM CONTINUED OPERATION	**133.6**	**7.7**	**25.4**	**144.6**	**77.6**	**135.8**
NET INCOME	**133.6**	**7.7**	**25.4**	**144.6**	**77.6**	**135.8**
MINORITY INTEREST	**(0.1)**	**(6.3)**	**2.5**	**(3.6)**	**0.2**	**6.3**

GRUPO FINANCIERO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar 03	Jun 03	Sep 03	Dic 03	Mar 04	Jun 04
Cash & due from Banks	**1,096.7**	**707.9**	**568.0**	**549.0**	**821.6**	**739.9**
Financial Instruments	**2,812.0**	**3,704.8**	**3,763.3**	**3,808.6**	**4,331.3**	**3,936.5**
Negotiable	1,121.7	1,943.3	1,586.6	1,757.3	1,669.4	1,138.3
For Sale	698.1	705.1	644.7	560.3	1,341.5	1,267.5
Held to Maturity	992.2	1,056.5	1,532.0	1,491.1	1,320.3	1,530.6
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Investments in Real State for Leasing	**11.6**	**12.0**	**11.8**	**11.5**	**11.4**	**11.1**
Repos & Derivatives	**828.6**	**917.9**	**766.1**	**781.6**	**777.2**	**219.9**
Repo Operations	7.3	7.6	7.9	8.3	7.7	4.6
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	821.3	910.3	758.2	773.3	769.5	215.4
LOANS	**4,204.2**	**4,156.8**	**3,427.7**	**3,718.4**	**3,807.9**	**3,639.2**
Commercial	3,836.8	3,734.3	3,116.4	3,396.1	3,469.3	3,294.5
Interbank	358.6	414.4	62.6	75.8	82.3	78.9
Consumer	0.7	0.9	243.5	237.7	239.6	242.7
Housing	8.1	7.1	5.1	8.7	16.7	23.1
Federal Government	0.0	0.0	0.0	0.0	0.0	0.0
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**70.6**	**19.2**	**11.4**	**16.6**	**16.9**	**15.2**
TOTAL GROSS LOANS	**4,274.8**	**4,176.0**	**3,439.1**	**3,735.0**	**3,824.9**	**3,654.4**
Loan Loss Reserves	387.4	421.8	440.2	455.6	480.7	503.9
TOTAL NET LOANS	**3,887.4**	**3,754.2**	**2,998.9**	**3,279.4**	**3,344.1**	**3,150.4**
Receivables,Sundry Debtors & Adv. Payments	1,200.2	1,627.9	715.5	472.6	616.7	814.1
Fixed Assets (net)	151.4	158.6	151.8	80.7	142.8	174.7
Repossessed Assets	1.8	1.9	1.8	1.7	1.8	1.7
Permanent Equity Investments	389.7	228.4	235.3	270.1	229.8	267.6
Deferred Taxes (net)	1.1	1.2	0.0	1.1	1.1	0.0
Other assets,deferred charges & intangible	287.6	276.5	334.9	418.6	356.9	330.0
TOTAL ASSETS	**10,668.2**	**11,391.4**	**9,547.4**	**9,674.8**	**10,634.6**	**9,645.9**

LIABILITIES	Mar 03	Jun 03	Sep 03	Dic 03	Mar 04	Jun 04
DEPOSITS	**2,910.0**	**3,339.3**	**2,786.7**	**2,820.8**	**3,591.9**	**3,459.5**
Demand Deposits	740.7	827.2	883.0	969.3	1,075.0	1,110.2
Time Deposits	96.8	111.1	97.9	102.1	123.5	111.4
Bank Bonds	167.0	172.8	0.0	0.0	0.0	0.0
MTN´ s	1,905.5	2,228.2	1,805.8	1,749.4	2,393.4	2,237.9
Contingency claim & Premium Reserves	**1,595.3**	**1,686.8**	**1,648.0**	**1,649.0**	**1,703.8**	**1,667.1**
INTERBANK LOANS & OTHER	99.7	402.8	202.0	305.5	28.4	226.5
REPO & DERIVATIVES OPERATIONS	**1,635.3**	**918.6**	**865.1**	**895.6**	**881.2**	**89.2**
Repo Operations	6.6	5.6	4.6	5.6	5.8	3.0
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	1,628.7	913.0	860.6	890.1	875.4	86.2
OTHER ACCOUNTS PAYABLE	**1,206.3**	**1,647.1**	**766.2**	**594.3**	**913.1**	**563.9**
Income tax & Employee profit sharing	72.1	47.8	68.1	57.4	42.7	33.7
Other accounts payable	1,134.2	1,599.3	698.0	536.9	870.4	530.3
DEFERRED TAXES	496.5	548.7	534.4	548.4	554.0	605.3
DEFERRED CREDITS	0.1	0.1	0.1	0.1	0.1	19.6
TOTAL LIABILITIES	**7,943.1**	**8,543.4**	**6,802.5**	**6,813.7**	**7,672.5**	**6,631.2**
STOCKHOLDERS´ EQUITY						
SUSCRIBED CAPITAL	**1,010.1**	**1,009.0**	**1,009.0**	**1,008.7**	**1,008.7**	**1,008.7**
Paid-in Capital	1,010.1	1,009.0	1,009.0	1,008.7	1,008.7	1,008.7
EARNED CAPITAL	**1,700.9**	**1,783.1**	**1,668.3**	**1,781.4**	**1,879.7**	**1,932.9**
Retained Earnings	2,069.1	1,847.5	1,853.3	1,862.7	2,170.6	2,172.5
Adjusments for changes in Accounting Principles	(502.0)	(212.3)	(355.7)	(400.2)	(368.3)	(446.5)
Net Income of the period	133.8	147.8	170.7	318.9	77.4	206.9
Minority Interest	14.1	56.0	67.5	71.0	73.6	73.1
TOTAL STOCKHOLDERS´ EQUITY	**2,725.2**	**2,848.0**	**2,744.9**	**2,861.1**	**2,962.1**	**3,014.7**
LIABILITIES & STOCKHOLDERS' EQUITY	**10,668.2**	**11,391.4**	**9,547.4**	**9,674.8**	**10,634.6**	**9,645.9**

BANCO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Interest Income	121.0	103.1	93.9	96.5	97.1	101.1
Interest Expense	51.3	154.4	46.7	(6.8)	32.3	30.4
Financial Margin	**69.7**	**(51.3)**	**47.2**	**103.3**	**64.7**	**70.7**
Loan Loss Provisions	30.5	27.9	26.5	18.2	23.6	28.5
Risk Adjusted Net Interest Income	**39.2**	**(79.2)**	**20.8**	**85.1**	**41.1**	**42.2**
Comissions and Fees	12.7	27.5	16.1	12.6	14.4	16.4
Market-Related Income	27.7	43.5	8.1	10.5	(32.1)	76.9
Operating Revenues	**79.6**	**(8.2)**	**45.0**	**108.3**	**23.3**	**135.5**
Non-Interest Expense	25.9	25.8	26.8	30.4	25.5	26.4
Operating Income	**53.7**	**(34.0)**	**18.2**	**77.9**	**(2.1)**	**109.1**
Other Income (Expenses)	0.0	0.0	0.0	0.0	0.0	0.3
Earnings Before Taxes	**53.7**	**(34.0)**	**18.2**	**77.9**	**(2.1)**	**109.4**
Incurred Income Tax & Profit Sharing	12.1	(1.1)	2.9	2.0	3.0	1.8
Deferred Income Tax	9.4	4.9	1.2	3.8	(22.6)	51.7
Net Income before Subsidiaries' Net Income	**32.2**	**(37.8)**	**14.1**	**72.1**	**17.5**	**55.9**
Subsidiaries' Net Income	39.1	(6.4)	(4.5)	(1.7)	8.3	(5.3)
Continous Operations' Net Income	**71.3**	**(44.2)**	**9.7**	**70.4**	**25.7**	**50.6**
Discontinued Operations & Extraordinary Items	0.0	0.0	0.0	0.0	0.0	0.0
Minority Interest	0.1	6.3	(2.5)	3.6	(0.2)	(0.1)
Net Income	**71.4**	**(37.9)**	**7.1**	**74.0**	**25.5**	**50.5**

BANCO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar 03	Jun 03	Sep 03	Dic 03	Mar 04	Jun 04
Cash & Due From Banks	**1,094.5**	**700.0**	**569.5**	**547.8**	**826.1**	**628.4**
Financial Instruments	**456.5**	**1,140.9**	**1,133.3**	**1,035.0**	**1,208.7**	**1,046.5**
Negotiable	448.0	1,130.6	628.7	568.3	798.9	545.1
For Sale	0.2	0.2	0.2	0.2	0.2	0.2
Held to Maturity	8.3	10.1	504.5	466.6	409.7	501.2
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**825.3**	**912.4**	**762.3**	**773.8**	**772.4**	**160.9**
Repo Operations	4.0	2.1	4.1	2.6	2.9	2.7
Derivatives	821.3	910.3	758.2	771.2	769.5	158.1
Guarantee Instruments	0.0	0.0	0.0	0.0	0.0	0.0
LOANS	**4,348.2**	**4,306.2**	**3,435.6**	**3,842.1**	**4,109.9**	**4,058.5**
Commercial	3,980.8	3,883.7	3,124.3	3,519.8	3,771.2	3,713.7
Interbank	358.6	414.4	62.6	75.8	82.3	78.9
Consumer	0.7	0.9	243.5	237.7	239.6	242.7
Housing	8.1	7.1	5.1	8.7	16.7	23.1
Federal Government	0.0	0.0	0.0	0.0	0.0	0.0
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**70.6**	**19.2**	**11.4**	**16.6**	**16.9**	**15.2**
Total Gross Loans	**4,418.8**	**4,325.4**	**3,447.0**	**3,858.7**	**4,126.8**	**4,073.6**
Preventive Provision for Credit Risks	**387.4**	**421.8**	**440.2**	**455.6**	**480.7**	**503.9**
Total Net Loans	**4,031.4**	**3,903.7**	**3,006.8**	**3,403.1**	**3,646.1**	**3,569.7**
Receivables & Sundry Debtors	819.2	950.5	371.2	107.3	274.2	325.8
Fixed Assets (net)	12.7	16.5	20.2	19.6	17.8	33.2
Repossessed Property	1.8	1.9	1.8	1.7	1.8	1.7
Permanent Equity Investments	362.2	188.4	175.6	180.2	180.7	218.7
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	22.8	13.2	14.8	31.5	32.5	56.6
TOTAL ASSETS	**7,626.4**	**7,827.5**	**6,055.4**	**6,100.1**	**6,960.1**	**6,041.5**

LIABILITIES	Mar 03	Jun 03	Sep 03	Dic 03	Mar 04	Jun 04
Deposits	**2,914.2**	**3,376.3**	**2,792.3**	**2,826.2**	**3,597.3**	**3,466.4**
Demand Deposits	744.9	833.0	888.5	974.7	1,080.4	1,117.0
Time Deposits	96.8	111.1	97.9	102.1	105.1	111.4
Bank Bonds	167.0	172.8	0.0	0.0	0.0	0.0
MTN´ s	1,905.5	2,259.4	1,805.8	1,749.4	2,411.8	2,237.9
Interbank Loans & Other	238.5	545.4	202.0	421.3	322.4	226.5
Repo Operations	3.2	0.6	0.9	0.2	1.9	1.5
Trading Options	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	1,628.7	913.0	860.6	890.1	875.4	86.2
Other Accounts Payable	614.7	1,123.4	415.1	126.6	328.5	279.6
Income Tax & Employee Profit Sharing	25.2	9.0	11.3	12.7	4.0	4.6
Deferred Taxes	225.0	237.7	224.4	223.2	201.9	246.6
Deferred Credits	0.1	0.1	0.1	0.1	0.1	19.6
TOTAL LIABILITIES	**5,649.6**	**6,205.4**	**4,506.6**	**4,500.3**	**5,331.5**	**4,331.1**
STOCKHOLDERS´ EQUITY						
SUSCRIBED CAPITAL	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**
Paid-in Capital	987.1	987.1	987.1	987.1	987.1	987.1
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**989.7**	**635.0**	**561.6**	**612.6**	**641.4**	**723.3**
Capital Reserves	205.5	226.4	226.4	226.4	226.4	231.1
Retained Earnings	1,418.8	1,001.9	1,001.9	1,001.9	1,048.3	1,200.4
Adjustment for Changes on Accounting Principles	(708.8)	(630.3)	(710.8)	(733.8)	(662.6)	(788.0)
Net income of the period	71.4	33.5	40.7	114.7	25.5	76.0
Minority Interest	2.8	3.5	3.5	3.5	3.8	3.8
Total Stockholders´ Equity	**1,976.8**	**1,622.2**	**1,548.8**	**1,599.8**	**1,628.6**	**1,710.4**
LIABILITIES & STOCKHOLDERS´ EQUITY	**7,626.4**	**7,827.5**	**6,055.4**	**6,100.1**	**6,960.1**	**6,041.5**

SEGUROS INBURSA
Income Statement
US GAAP
(MM USD)

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Revenue	**140.4**	**151.8**	**145.5**	**142.5**	**167.9**	**168.4**
Premiums	113.8	133.2	129.6	130.9	142.9	150.4
Investments Net.	26.6	18.6	15.9	11.5	25.0	18.0
Expenses and Claims	**107.2**	**117.5**	**125.8**	**144.4**	**145.6**	**142.3**
Claims and Other Contractual Obligations	63.1	74.7	76.1	88.0	93.0	97.8
Acquisition Cost	28.4	27.6	26.7	26.0	30.6	30.2
Policies Dividends	0.1	3.3	2.3	3.2	2.5	1.2
Other Reserves Increase	0.0	0.0	0.0	0.0	0.0	0.4
Operating Expenses	15.6	11.9	20.7	27.2	19.5	12.8
Income Before Subsidiaries Results	**33.2**	**34.3**	**19.7**	**(2.0)**	**22.3**	**26.1**
Subsidiaries Result	0.3	(0.1)	0.4	(0.6)	0.5	1.1
Income Before Taxes	**33.6**	**34.2**	**20.1**	**(2.6)**	**22.8**	**27.1**
Income tax	(1.6)	12.7	9.3	(12.3)	5.6	(3.6)
Deferred Income tax	(18.9)	11.7	1.7	(5.8)	4.1	9.8
Net income	**54.1**	**9.9**	**9.0**	**15.5**	**13.1**	**20.9**

SEGUROS INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar 03	Jun 03	Sep 03	Dic 03	Mar 04	Jun 04
Investments	**845.2**	**927.1**	**977.1**	**984.6**	**1,076.6**	**953.5**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**282.6**	**344.9**	**402.3**	**497.2**	**468.0**	**463.9**
Fixed Income	282.6	344.9	402.3	497.2	468.0	463.9
Equity	0.0	0.0	0.0	0.0	0.0	0.0
Investements for Sale	**504.9**	**492.8**	**480.4**	**394.7**	**511.3**	**388.9**
Fixed Income	379.1	338.4	313.7	229.6	347.8	224.5
Equity	125.8	154.4	166.7	165.1	163.5	164.4
Held to Maturity Investments	0.0	0.0	0.0	0.0	0.0	0.0
Investments on Real Estate for Leasing	11.6	12.0	11.8	11.5	11.4	11.1
Investments on Subsidiaries	2.4	10.8	15.7	14.8	15.4	15.4
Loans on policies	43.7	66.6	66.9	66.4	70.4	74.2
Cash	5.2	10.2	0.8	2.6	(2.5)	116.9
Interest Debtors	5.5	3.7	2.3	2.2	2.8	2.7
Premium debtors & Receivable	194.1	241.1	195.5	215.2	173.3	170.1
Reinsurers and receivable	**123.6**	**143.7**	**118.2**	**104.6**	**105.1**	**104.5**
Benefitts and claims	68.5	55.8	48.5	43.7	58.5	53.8
Policies reserves	55.1	87.9	69.7	60.9	46.6	50.7
Deferred Aquisition cost	59.2	63.9	58.1	58.5	57.7	58.4
Fixed Assets, net	46.1	46.9	43.7	42.2	42.4	59.5
Other assets	61.8	57.7	56.3	58.3	67.6	60.0
Total assets	**1,340.8**	**1,494.4**	**1,452.0**	**1,468.4**	**1,523.1**	**1,525.6**

LIABILITIES	Mar 03	Jun 03	Sep 03	Dic 03	Mar 04	Jun 04
Technical reserves	**681.5**	**732.2**	**731.6**	**730.1**	**761.3**	**737.9**
Unearned premium reserve, claims pending for paid, life & health	218.2	234.1	273.3	283.1	303.8	296.2
Pending claims reserve, accidents & casualties and health	162.0	160.9	156.1	152.0	170.7	163.8
Other insurances fund	60.9	64.3	61.2	62.3	60.7	58.9
Unearned premiums reserve of accident & casualty, and health	240.5	272.8	241.0	232.7	226.1	219.1
Other reserves	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**31.1**	**63.0**	**43.8**	**47.9**	**26.1**	**27.2**
Retained deposits	0.1	0.1	0.1	0.1	0.1	0.1
Reinsurance premiums and payable	31.0	62.9	43.7	47.8	26.1	27.2
Deferred taxes	179.7	211.6	201.8	205.2	221.1	228.3
Income tax & profit sharing	26.5	15.8	26.6	11.2	18.5	2.0
Value Added Tax	26.4	29.6	24.5	28.6	23.6	23.6
Other labilities	64.5	84.2	70.8	75.5	77.4	80.8
Total liabilities	**1,009.6**	**1,136.3**	**1,099.2**	**1,098.5**	**1,128.2**	**1,099.8**
STOCKHOLDERS´ EQUITY						
Paid in capital	52.1	52.1	52.1	52.1	52.1	52.1
Other reserves	21.4	40.8	43.9	49.8	58.8	63.3
Net Income	54.1	64.0	73.0	88.5	13.1	34.0
Retained earnings	419.6	219.4	209.4	209.0	298.5	298.2
Acummulated Deferred Taxes	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)
Adjustments for Changes in Accounting Principles	(160.1)	37.8	30.4	26.5	28.5	34.2
Gain on valuation of real estate	56.7	56.7	56.7	56.7	56.7	56.7
Total stockholders equity	**331.1**	**358.1**	**352.8**	**369.9**	**394.8**	**425.8**
Total liabilities and stockholders equity	**1,340.8**	**1,494.4**	**1,452.0**	**1,468.4**	**1,523.1**	**1,525.6**

PENSIONES INBURSA
Income Statement
(MM USD)

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Revenue	**35.3**	**44.9**	**20.9**	**50.4**	**43.1**	**70.2**
Premiums	(1.3)	6.7	1.6	(6.5)	(8.2)	10.8
Investments Net.	36.6	38.2	19.3	56.9	51.3	59.4
Expenses and Claims	**8.8**	**14.8**	**11.4**	**12.8**	**19.9**	**13.4**
Claims and Other Contractual Obligations	14.5	15.8	15.9	14.5	16.8	14.8
Acquisition Cost	1.9	2.6	1.6	2.1	0.6	0.2
Policies Dividends	0.0	0.0	0.0	0.0	0.0	0.0
Other Reserves Increase	3.8	0.2	2.0	1.9	1.6	1.4
Operating Expenses	(11.4)	(3.8)	(8.1)	(5.7)	0.9	(3.0)
Income Before Taxes	**26.5**	**30.0**	**9.5**	**37.6**	**23.1**	**56.9**
Income tax	2.6	0.9	2.1	2.1	1.2	7.7
Deferred Income tax	23.1	4.1	6.1	(11.8)	1.4	11.9
Net income	**0.8**	**25.0**	**1.3**	**47.2**	**20.5**	**37.3**

PENSIONES INBURSA
Balance Sheet
(MM USD)

ASSETS	Mar 03	Jun 03	Sep 03	Dic 03	Mar 04	Jun 04
Investments	**1,352.3**	**1,393.8**	**1,504.1**	**1,664.2**	**1,861.0**	**1,946.3**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**242.0**	**235.2**	**400.9**	**532.7**	**253.0**	**19.6**
Fixed Income	239.0	235.2	101.5	88.6	253.0	19.6
Equity	2.9	0.0	299.4	444.1	0.0	0.0
Investements for Sale	**170.2**	**178.8**	**127.7**	**126.4**	**767.8**	**649.7**
Fixed Income	169.7	178.1	126.9	125.5	623.1	370.7
Equity	0.5	0.7	0.8	0.9	144.7	279.0
Held to Maturity Investments	940.1	979.8	967.8	1,004.5	840.0	1,029.4
Derivatives	0.0	0.0	0.0	0.0	0.0	57.2
Investments on Real Estate for Leasing	0.0	0.0	0.0	0.0	0.0	0.0
Loans on policies	0.0	0.0	7.7	0.6	0.3	0.4
Guarantee investments	0.0	0.0	0.0	0.0	0.0	190.0
Cash	0.2	0.9	1.7	3.0	2.3	0.4
Interest Debtors	15.0	32.1	16.1	30.5	46.5	66.0
Premium debtors & Receivable	32.2	91.5	0.7	0.6	0.0	52.5
Reinsurers and receivable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Benefitts and claims	0.0	0.0	0.0	0.0	0.0	0.0
Policies reserves	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Aquisition cost	0.0	0.0	0.0	0.0	0.0	0.0
Fixed Assets, net	79.5	81.0	72.0	3.2	67.9	68.2
Other assets	137.7	132.3	193.5	256.0	190.8	138.2
Total assets	**1,617.0**	**1,731.5**	**1,788.1**	**1,957.5**	**2,168.5**	**2,271.6**

LIABILITIES	Mar 03	Jun 03	Sep 03	Dic 03	Mar 04	Jun 04
Technical reserves	**910.9**	**953.3**	**915.7**	**918.1**	**939.7**	**928.1**
Unearned premium reserve, claims pending for paid, life & health	886.6	927.9	891.5	894.0	914.9	903.8
Pending claims reserve, accidents & casualties and health	0.0	0.0	0.0	0.0	0.0	0.0
Other insurances fund	0.3	0.2	0.1	0.0	0.2	0.0
Unearned premiums reserve of accident & casualty, and health	0.0	0.0	0.0	0.0	0.0	0.0
Other reserves	24.0	25.2	24.1	24.1	24.6	24.3
Reinsurances payable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurance premiums and payable	0.0	0.0	0.0	0.0	0.0	0.0
Deferred taxes	89.6	97.2	106.1	116.2	125.7	125.4
Income tax & profit sharing	4.6	3.6	8.1	11.8	2.5	5.7
Value Added Tax	0.0	19.8	0.2	0.1	0.3	0.2
Other labilities	389.8	268.6	128.8	243.0	405.1	519.5
Total liabilities	**1,394.9**	**1,342.4**	**1,159.0**	**1,289.3**	**1,473.4**	**1,578.9**
STOCKHOLDERS´ EQUITY						
Paid in capital	100.5	181.8	438.4	438.4	438.4	438.4
Other reserves	7.7	9.5	5.6	5.3	6.1	3.9
Net Income	0.8	25.8	27.1	74.3	20.5	57.8
Retained earnings	152.6	162.4	165.2	165.1	239.4	219.4
Acummulated Deferred Taxes	0.0	0.0	0.0	0.0	0.0	0.0
Adjustments for Changes in Accounting Principles	(50.9)	(42.8)	(71.1)	(82.2)	(79.0)	(96.1)
Minority Interest	11.4	52.5	64.0	67.5	69.8	69.3
Total stockholders equity	**222.1**	**389.1**	**629.1**	**668.3**	**695.2**	**692.7**
Total liabilities and stockholders equity	**1,617.0**	**1,731.5**	**1,788.1**	**1,957.5**	**2,168.5**	**2,271.6**

OPERADORA INBURSA
Income Statement
US GAAP
(MM USD)

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Earnings from Investment Sales	0.1	0.1	0.0	(1.8)	0.1	0.1
Asset Management Income	3.2	3.7	3.7	4.5	4.1	4.1
Earnings form Interest	1.4	(0.5)	0.1	1.9	0.0	0.2
Unrealized Gain on Portfolio Valuation	0.0	0.0	0.0	0.0	0.0	0.0
Total Earnings	**4.7**	**3.3**	**3.8**	**4.6**	**4.2**	**4.3**
General Expenses	0.2	0.2	0.2	3.5	0.3	0.2
Total expenses	**0.2**	**0.2**	**0.2**	**3.5**	**0.3**	**0.2**
Earnings Before Taxes	**4.6**	**3.1**	**3.5**	**1.1**	**3.9**	**4.2**
Incurred Income Tax & Profit Sharing	1.1	1.2	1.2	1.1	1.3	1.5
Defferred Income Tax	0.5	0.4	0.5	(5.2)	1.1	0.4
Net Income Before Deferred Accounts	**3.0**	**1.5**	**1.9**	**5.2**	**1.6**	**2.3**
Earnings from subsidiaries	0.5	3.1	1.4	(5.9)	3.0	0.9
Unadjusted for monetary position result	**3.5**	**4.6**	**3.3**	**(0.7)**	**4.6**	**3.2**
Net income result actualization	0.0	0.0	0.0	0.0	0.0	0.0
Net income	**3.5**	**4.6**	**3.3**	**(0.7)**	**4.6**	**3.2**

OPERADORA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar 03	Jun 03	Sep 03	Dic 03	Mar 04	Jun 04
Cash	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	19.7	4.3	6.5	8.8	10.9	4.8
Sundry Debtors	1.1	1.3	1.2	1.3	1.4	1.3
Permanent investments	22.1	25.4	25.4	26.3	29.5	29.6
Receivable Taxes	1.1	2.8	3.7	4.6	1.8	3.2
TOTAL ASSETS	**44.1**	**33.7**	**36.8**	**41.0**	**43.6**	**38.9**
LIABILITIES						
Sundry Creditors	0.2	0.0	0.0	0.0	0.0	0.0
Payable Taxes	1.1	2.1	3.5	4.6	1.8	2.7
Deferred Income Tax	1.6	0.6	1.2	1.6	2.3	2.6
TOTAL LIABILITIES	**2.9**	**2.7**	**4.8**	**6.2**	**4.0**	**5.3**
STOCKHOLDERS´ EQUITY						
Paid in Capital	1.3	1.3	1.3	1.3	1.3	1.3
Legal Reserve	0.2	0.2	0.2	0.2	0.2	0.2
Retained Earnings	45.0	45.0	45.0	45.0	28.0	50.8
Surplus (deficit) from equity restatement	0.0	0.0	0.0	0.0	0.0	0.0
Net income	3.5	8.1	11.4	10.7	4.6	7.9
Forex effect on Stockholders´equity	(8.8)	(23.5)	(25.9)	(22.5)	5.3	(26.6)
TOTAL STOCKHOLDERS´ EQUITY	**41.2**	**31.0**	**32.0**	**34.8**	**39.6**	**33.6**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**44.1**	**33.7**	**36.8**	**41.0**	**43.6**	**38.9**

FIANZAS GUARDIANA INBURSA
Income Statement
US GAAP
(MM USD)

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Revenue	**5.2**	**8.9**	**6.8**	**6.8**	**6.0**	**9.9**
Premiums	4.4	8.0	7.0	7.7	5.2	8.5
Investments Net.	0.8	0.7	0.4	0.8	0.5	(0.5)
Earnings (losses) realized on investments	0.0	0.2	(0.6)	(1.7)	0.4	1.9
Benefitts, Expenses and Claims	**2.5**	**3.2**	**4.1**	**4.7**	**4.0**	**1.8**
Benefitts, Claims and Adjustments	2.7	2.9	3.9	4.8	3.9	2.0
Acquisition Cost	(0.5)	0.1	(0.4)	(0.7)	(0.4)	(0.7)
Operating Expenses	0.3	0.3	0.7	0.5	0.5	0.4
Income Before Taxes	**2.8**	**5.6**	**2.7**	**2.1**	**2.0**	**8.1**
Income tax	0.3	0.3	4.8	1.8	1.0	1.2
Deferred Income tax	0.3	0.7	0.3	(5.1)	(0.5)	(0.0)
Net Income	**2.1**	**4.6**	**(2.4)**	**5.4**	**1.5**	**6.9**

FIANZAS GUARDIANA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETES	Mar 03	Jun 03	Sep 03	Dic 03	Mar 04	Jun 04
Investments	**56.5**	**64.9**	**64.0**	**66.1**	**66.2**	**63.3**
Negotiable Investments	**30.1**	**27.9**	**23.6**	**23.2**	**0.0**	**19.9**
Fixed Income	30.1	27.9	23.6	23.2	0.0	19.9
Equity	0.0	0.0	0.0	0.0	0.0	0.0
Investements for Sale	**22.8**	**33.3**	**36.5**	**38.9**	**62.2**	**38.8**
Fixed Income	3.3	5.0	0.0	8.4	21.6	10.7
Equity	19.5	28.3	36.4	30.6	40.6	28.1
Loans on policies	3.6	3.7	3.9	3.9	4.0	4.6
Cash	0.1	0.4	0.2	0.5	0.3	0.3
Premium debtors & Receivable	3.4	4.1	3.8	3.5	3.7	4.4
Reinsurers and receivable	**2.6**	**2.5**	**2.2**	**3.1**	**3.8**	**6.5**
Benefitts and claims	0.1	0.1	0.1	0.1	0.1	2.7
Policies reserves	2.5	2.5	2.2	3.0	3.7	3.8
Deferred Aquisition cost	(0.7)	(1.0)	(0.6)	(1.1)	(1.3)	(1.3)
Fixed Assets, net	2.1	2.2	2.2	2.0	1.9	1.9
Other assets	0.9	2.0	2.7	3.2	1.3	3.7
Total assets	**64.9**	**75.1**	**74.5**	**77.3**	**75.8**	**78.8**

LIABILITIES	Mar 03	Jun 03	Sep 03	Dic 03	Mar 04	Jun 04
Technical reserves	**2.9**	**1.3**	**0.7**	**0.8**	**2.8**	**1.0**
Pending claims reserve, accidents & casualties and health	0.1	0.1	0.1	0.1	0.1	0.1
Unearned premiums reserve of accident & casualty, and health	2.8	1.2	0.6	0.7	2.7	1.0
Other reserves	0.1	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**1.7**	**1.9**	**1.6**	**1.3**	**1.4**	**1.7**
Retained deposits	0.6	0.6	0.6	0.6	0.6	0.6
Reinsurance premiums and payable	1.1	1.3	1.0	0.7	0.9	1.1
Income tax & profit sharing	8.5	10.2	10.7	7.1	7.2	7.2
Value Added Tax	0.7	0.8	0.8	0.9	0.8	0.8
Other labilities	2.1	3.1	7.6	9.2	3.1	5.6
Total liabilities	**16.0**	**17.3**	**21.3**	**19.2**	**15.3**	**16.2**
STOCKHOLDERS´ EQUITY						
Paid in capital	8.3	11.0	11.0	11.0	11.0	11.0
Other reserves	2.1	2.1	3.4	5.2	5.5	6.1
Net Income	2.1	6.7	4.4	9.7	1.5	8.5
Retained eamings	39.0	40.7	36.6	34.5	44.9	38.2
Acummulated Deferred Taxes	(3.6)	(3.8)	(3.6)	(3.5)	(3.5)	(3.4)
Others	1.0	1.1	1.4	1.1	1.1	2.2
Adjustmens for changes on Principle Accounts	0.0	0.0	0.0	0.0	0.0	0.0
Total stockholders equity	**48.9**	**57.8**	**53.2**	**58.1**	**60.5**	**62.5**
Total liabilities and stockholders equity	**64.9**	**75.1**	**74.5**	**77.3**	**75.8**	**78.8**

INVERSORA BURSATIL
Income Statement
US GAAP
(MM USD)

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Earnings from management and custody	0.0	0.0	0.0	0.0	0.0	0.0
Earnings from mutual funds operations	0.0	0.0	0.0	0.0	0.0	0.0
Interest Income	0.2	0.1	0.1	0.1	0.0	0.1
Comissions	4.3	8.2	8.3	9.1	16.9	15.3
Dividends from investments	0.0	0.0	0.0	0.0	0.0	0.0
Income from sale of securities	1.6	5.5	2.1	3.4	4.9	3.7
Subsidiaries' Net Income	0.1	0.2	0.1	0.2	0.2	0.2
Other Income	0.1	0.1	0.0	0.2	0.0	0.0
Total Earnings	**6.3**	**14.1**	**10.7**	**13.0**	**22.0**	**19.3**
Interest expenses	(0.0)	0.0	0.0	0.0	0.0	0.0
Comissions and Fees	0.8	0.8	1.6	1.1	0.7	0.9
Forex exchange losses	0.0	0.0	0.0	0.0	0.0	0.0
Personnel Expenses	0.1	0.0	(0.0)	(0.0)	0.0	0.0
General Expenses	3.1	3.7	4.0	3.4	4.2	3.5
Contingency Fund	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.0	0.0
Depreciations and Amortizations	0.1	0.2	0.2	0.2	0.2	0.1
Losses from subsidiaries	0.0	0.0	0.0	0.0	0.0	0.0
Losses from real estate sales	0.0	0.0	0.0	0.0	0.0	0.0
Incurred Income Tax	0.6	1.9	1.1	1.8	4.5	4.1
Incurred Employee Profit Sharing	0.0	0.0	0.0	(0.0)	0.5	(0.5)
Deferred taxes & Employee profit sharing	0.3	1.1	0.3	0.5	0.4	0.9
Total Expenses	**5.2**	**7.7**	**7.2**	**7.0**	**10.5**	**9.1**
NET INCOME	**1.2**	**6.4**	**3.5**	**6.0**	**11.5**	**10.1**

INVERSORA BURSATIL
Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar 03	Jun 03	Sep 03	Dic 03	Mar 04	Jun 04
Cash & Banks	0.0	0.1	0.0	0.0	0.0	0.0
Financial Instruments	**67.2**	**70.2**	**70.5**	**75.5**	**87.6**	**82.3**
Negotiable	67.2	70.2	70.5	75.5	87.6	82.3
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0
Repo Operations	3.3	5.0	3.7	5.4	4.0	1.5
Other accounts receivable	0.5	0.3	0.3	0.3	0.7	0.4
Fixed assets,net	2.8	2.9	2.8	2.6	2.4	2.3
Permanent equity investments	3.7	3.8	3.7	3.8	4.1	3.8
Other Assets	4.7	5.6	6.3	7.2	6.9	11.8
TOTAL ASSETS	**82.1**	**87.9**	**87.3**	**94.8**	**105.6**	**102.3**
LIABILITIES						
Repo Operations	3.3	5.0	3.7	5.3	3.9	1.5
Other Account Payable	**8.8**	**10.7**	**11.3**	**12.1**	**11.6**	**14.1**
Income Tax & Employee profit sharing provision	6.1	7.0	7.4	9.5	8.3	11.1
Sundry creditors & other accounts payable	2.7	3.7	3.9	2.6	3.3	3.0
Deferred taxes	0.5	1.7	1.9	2.3	3.1	3.5
Total Liabilities	**12.6**	**17.4**	**16.9**	**19.7**	**18.6**	**19.1**
STOCKHOLDERS´ EQUITY						
Paid-in capital	19.9	22.3	22.3	22.3	22.3	25.0
Earned Capital	49.6	48.2	48.1	52.7	64.8	58.2
Capital reserves	6.8	7.0	7.1	7.1	7.1	7.8
Retained earnings	35.7	25.4	25.3	25.3	42.4	27.6
Net income	1.2	7.5	11.1	17.1	11.5	21.6
Forex effect on Stockholders´equity	5.9	8.3	4.7	3.3	3.8	1.2
Total Stockholders' Equity	**69.5**	**70.5**	**70.5**	**75.1**	**87.1**	**83.2**
TOTAL LIABILITIES & STOCKHOLDERS´EQUITY	**82.1**	**87.9**	**87.3**	**94.8**	**105.6**	**102.3**

CNBV GAAP
Financial Statements

GRUPO FINANCIERO INBURSA

Consolidated Income Statement
(quarterly)
MM of constant pesos as of June 30, 2004

(MM Ps.)	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	Acumulated Jan-Jun 2004	Acumulated Jan-Jun 2003
Interest Income	1,730.4	2,209.4	1,947.5	2,488.2	3,150.0	2,674.0	1,977.5	2,566.4	2,446.0	2,252.2	4,698.2	5,824.0
Interest Expense	(1,166.4)	(1,206.9)	(1,153.1)	(1,432.4)	(2,368.7)	(1,944.3)	(1,431.2)	(2,035.5)	(1,744.8)	(1,492.2)	(3,236.9)	(4,313.0)
Monetary Position	(138.3)	(227.5)	(176.4)	(283.7)	(116.5)	(34.1)	(81.2)	(205.7)	(161.7)	(145.0)	(306.7)	(150.6)
FINANCIAL MARGIN	**425.7**	**775.0**	**618.0**	**772.2**	**664.8**	**695.6**	**465.1**	**325.2**	**539.5**	**615.0**	**1,154.5**	**1,360.4**
Loan Loss Provisions	750.1	54.6	41.6	135.5	316.1	320.6	299.1	208.7	264.0	328.4	592.4	636.7
RISK ADJUSTED NII	**(324.3)**	**720.4**	**576.3**	**636.7**	**348.7**	**375.0**	**166.0**	**116.5**	**275.5**	**286.6**	**562.1**	**723.7**
Comissions & Tariffs	204.5	196.0	141.3	179.4	203.3	408.1	266.7	307.2	378.2	369.8	748.0	611.4
Market-Related Income	931.1	(344.4)	(308.6)	(228.2)	231.7	(681.4)	83.4	764.4	(252.9)	987.7	734.8	(449.7)
TOTAL OPERATING INCOME	**811.2**	**571.9**	**409.0**	**587.8**	**783.7**	**101.7**	**516.1**	**1,188.2**	**400.8**	**1,644.1**	**2,044.9**	**885.4**
Administrative Expenses	276.3	296.1	312.6	468.2	312.1	356.3	397.7	418.4	381.6	379.7	761.3	668.4
OPERATING INCOME	**534.9**	**275.8**	**96.4**	**119.6**	**471.6**	**(254.6)**	**118.4**	**769.8**	**19.2**	**1,264.4**	**1,283.6**	**217.0**
Other Expenses (Products)	105.6	49.3	(8.2)	90.5	146.6	(14.1)	14.5	110.4	178.8	(170.3)	8.6	132.5
NET INCOME BEFORES TAXES	**429.3**	**226.6**	**104.6**	**29.1**	**325.0**	**(240.5)**	**103.9**	**659.4**	**(159.6)**	**1,434.7**	**1,275.1**	**84.5**
Income Tax & Employee profit sharing	76.7	410.4	11.8	(131.0)	133.1	31.7	53.1	47.8	93.5	76.6	170.2	164.8
Deferred Taxes	(1,750.4)	1,494.9	46.2	135.9	70.6	126.6	82.0	(45.4)	(126.6)	400.7	274.2	197.2
NET INCOME BEFORE SUBSIDIARIES	**2,103.0**	**(1,678.7)**	**46.5**	**24.1**	**121.3**	**(398.8)**	**(31.2)**	**657.0**	**(126.6)**	**957.3**	**830.7**	**(277.5)**
Participated net income from subs.	230.1	(16.5)	(51.8)	226.1	699.4	595.0	289.4	401.9	758.6	152.5	911.1	1,294.4
RESULTS FROM CONTINUED OPERATION	**2,333.0**	**(1,695.3)**	**(5.3)**	**250.3**	**820.6**	**196.2**	**258.2**	**1,058.8**	**632.0**	**1,109.9**	**1,741.8**	**1,016.8**
Extraordinary Income	0.0	1,898.2	(1.2)	3.2	0.0	0.0	0.0	12.7	0.0	0.0	0.0	0.0
NET INCOME	**2,333.0**	**202.9**	**(6.4)**	**253.5**	**820.6**	**196.2**	**258.2**	**1,071.6**	**632.0**	**1,109.9**	**1,741.8**	**1,016.8**
MINORITARY INTEREST	**2.8**	**0.3**	**1.6**	**1.6**	**2.0**	**7.5**	**2.1**	**(0.2)**	**2.6**	**0.9**	**3.4**	**9.5**

GRUPO FINANCIERO INBURSA

Consolidated Balance Sheet

MM Ps as of June 30, 2004

ASSETS	Mar 02	Jun 02	Sep 02	Dic 02	Mar 03	Jun 03	Sep 03	Dic 03	Mar 04	Jun 04
Cash & due from Banks	**5,237.7**	**5,942.5**	**8,207.7**	**6,626.2**	**4,328.6**	**8,001.2**	**6,953.3**	**6,725.1**	**9,465.1**	**7,240.4**
Financial Instruments	**13,985.2**	**7,172.9**	**8,721.7**	**9,412.2**	**6,012.2**	**14,051.1**	**13,637.2**	**12,696.4**	**14,279.6**	**12,365.8**
Negotiable	13,870.3	7,073.1	8,622.1	9,314.2	5,916.5	13,938.8	7,896.9	7,365.8	9,697.2	6,586.9
For Sale	2.0	2.0	2.0	1.9	1.9	1.9	1.9	1.9	1.8	1.8
Held to Maturity	112.8	97.8	97.5	96.0	93.7	110.5	5,738.4	5,328.8	4,580.5	5,777.1
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**245.1**	**99.0**	**73.0**	**61.4**	**81.8**	**193.1**	**88.5**	**120.2**	**289.5**	**1,871.7**
Repo Operations	43.7	99.0	73.0	61.4	81.8	83.0	88.5	120.2	289.5	49.1
Securities to be received in credit Operat	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	201.5	0.0	0.0	0.0	0.0	110.1	0.0	0.0	0.0	1,822.6
LOANS	**35,069.6**	**39,553.4**	**38,210.4**	**44,772.3**	**48,868.3**	**46,835.6**	**38,991.5**	**43,787.4**	**45,866.3**	**46,698.6**
Commercial	33,463.5	35,437.3	35,032.2	41,408.3	44,734.0	42,310.1	35,450.5	40,106.8	42,079.9	42,725.2
Interbank	860.7	3,577.9	2,867.1	3,194.1	4,035.0	4,438.1	712.2	866.1	920.1	909.5
Consumer	1.6	2.8	4.7	6.8	7.8	9.5	2,770.1	2,714.9	2,679.3	2,797.2
Housing	691.7	535.3	306.3	163.1	91.3	77.7	58.6	99.4	186.7	266.5
Federal Government	52.2	0.1	0.1	0.1	0.2	0.2	0.2	0.2	0.2	0.2
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**321.4**	**975.0**	**862.5**	**776.4**	**794.9**	**209.3**	**129.9**	**189.6**	**189.2**	**174.8**
TOTAL GROSS LOANS	**35,391.0**	**40,528.4**	**39,072.9**	**45,548.8**	**49,663.2**	**47,045.0**	**39,121.4**	**43,977.0**	**46,055.5**	**46,873.4**
Loan Loss Reserves	3,668.7	3,880.7	3,941.8	4,063.8	4,359.4	4,594.0	5,007.7	5,203.2	5,375.4	5,808.0
TOTAL NET LOANS	**31,722.3**	**36,647.7**	**35,131.1**	**41,485.0**	**45,303.8**	**42,451.0**	**34,113.7**	**38,773.8**	**40,680.1**	**41,065.4**
Receivables,Sundry Debtors & Adv. Payment	4,106.6	1,501.0	9,653.6	1,750.7	9,178.2	11,746.2	3,865.7	793.5	3,014.5	3,783.9
Fixed Assets (net)	451.1	457.4	512.1	563.4	572.9	612.1	686.1	679.5	645.2	641.9
Repossessed Assets	25.4	25.1	24.7	20.8	20.5	20.5	20.3	20.0	19.7	19.7
Permanent Equity Investments	7,446.5	7,289.4	7,276.8	7,561.3	9,053.5	8,717.4	11,962.6	12,310.7	12,972.8	13,284.3
Deferred Taxes (net)	0.0	18.9	22.9	18.3	12.6	12.5	0.0	0.0	0.0	0.1
Other assets,deferred charges & intangible	303.0	314.7	351.6	319.9	486.1	509.2	523.5	621.8	657.5	806.3
TOTAL ASSETS	**63,523.0**	**59,468.5**	**69,975.2**	**67,819.2**	**75,050.2**	**86,314.4**	**71,851.0**	**72,740.9**	**82,024.0**	**81,079.6**

LIABILITIES	Mar 02	Jun 02	Sep 02	Dic 02	Mar 03	Jun 03	Sep 03	Dic 03	Mar 04	Jun 04
DEPOSITS	**24,144.3**	**21,083.2**	**25,323.1**	**30,606.7**	**32,767.5**	**36,412.3**	**31,747.1**	**32,270.7**	**40,214.5**	**39,941.7**
Demand Deposits	696.2	666.5	647.4	6,085.5	8,358.1	9,048.9	10,091.0	11,126.0	12,071.8	12,863.4
Time Deposits	21,451.4	18,453.5	22,734.3	22,608.8	22,529.9	25,481.6	21,656.0	21,144.7	28,142.8	27,078.2
Bank Bonds	1,996.7	1,963.1	1,941.5	1,912.3	1,879.5	1,881.9	0.0	0.0	0.0	0.0
INTERBANK LOANS & OTHER	3.926.1	4.364.0	3.255.5	3.142.3	2.683.8	5.941.2	2.298.2	4.811.3	3.605.4	2.610.4
	3,337.9	**416.2**	**1,171.6**	**915.8**	**569.7**	**60.6**	**1,033.9**	**1,297.2**	**1,131.8**	**1,028.6**
Repo Operations	3,337.9	74.7	74.5	51.4	73.7	60.6	51.9	92.9	76.6	34.6
Credit related operations	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*
Derivatives	0.0	341.5	1,097.1	864.4	495.9	0.0	982.0	1,204.3	1,055.2	994.0
OTHER ACCOUNTS PAYABLE	**1,602.6**	**3,268.9**	**9,863.4**	**2,447.7**	**7,355.1**	**12,522.4**	**5,073.3**	**1,615.8**	**3,890.9**	**3,500.0**
Income tax & Employee profit sharing	411.7	776.4	736.3	636.6	389.2	223.2	261.6	107.3	171.8	230.6
Other accounts payable	1,190.9	2,492.5	9,127.1	1,811.1	6,965.9	12,299.1	4,811.8	1,508.5	3,719.0	3,269.4
DEFERRED TAXES	387.3	10.8	45.4	185.5	248.3	356.0	419.5	365.8	221.1	616.9
DEFERRED CREDITS	30.8	42.0	126.5	125.5	374.0	151.4	181.1	180.9	193.0	226.4
TOTAL LIABILITIES	**33,429.1**	**29,185.2**	**39,785.5**	**37,423.4**	**43,998.4**	**55,443.9**	**40,753.1**	**40,541.8**	**49,256.8**	**47,923.9**
STOCKHOLDERS' EQUITY										
SUSCRIBED CAPITAL	**13,470.7**	**13,482.1**	**13,454.5**	**13,449.8**	**13,409.3**	**13,442.9**	**13,399.4**	**13,408.1**	**13,423.8**	**13,428.1**
Paid-in Capital	12,615.3	12,626.0	12,598.9	12,592.8	12,553.7	12,584.3	12,543.5	12,551.6	12,566.3	12,570.3
Share Subscription Premium	855.4	856.1	855.6	857.0	855.6	858.5	856.0	856.5	857.5	857.8
Subordinated debt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**16,582.2**	**16,775.5**	**16,705.8**	**16,917.0**	**17,611.6**	**17,389.3**	**17,658.1**	**18,750.9**	**19,300.5**	**19,683.9**
Capital Reserves	2,327.2	2,329.1	2,182.0	1,978.1	1,845.8	3,091.0	3,054.8	3,056.7	3,060.3	3,141.2
Retained Earnings	27,779.9	27,803.4	27,786.4	27,833.3	30,559.4	28,857.7	28,770.7	28,789.2	31,160.8	30,191.7
Valuation surplus (Deficit) of available for sale instru	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Result from conversion of foreign transactions	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Valuation effects on affiliates and associated firms	(1,430.5)	(1,453.1)	(1,359.5)	(1,218.7)	(1,183.8)	(1,089.0)	(996.5)	(986.8)	(1,089.6)	(922.3)
Surplus (deficit) from Equity Restatement	(14,424.6)	(14,436.8)	(14,428.0)	(14,452.3)	(14,428.4)	(14,477.9)	(14,434.2)	(14,443.5)	(14,460.5)	(14,465.1)
Net Income of the period	2,330.2	2,532.9	2,524.8	2,776.7	818.6	1,007.3	1,263.4	2,335.2	629.4	1,738.4
Minority Interest	41.0	25.7	29.4	28.9	30.8	38.4	40.4	40.2	42.9	43.7
TOTAL STOCKHOLDERS´ EQUITY	**30,093.9**	**30,283.3**	**30,189.7**	**30,395.8**	**31,051.7**	**30,870.5**	**31,097.9**	**32,199.1**	**32,767.2**	**33,155.8**
LIABILITIES & STOCKHOLDERS' EQUITY	**63,523.0**	**59,468.5**	**69,975.2**	**67,819.2**	**75,050.2**	**86,314.4**	**71,851.0**	**72,740.9**	**82,024.0**	**81,079.6**

GRUPO FINANCIERO INBURSA
MEMORANDUM ACCOUNTS
MM Ps as of June, 2004

CUSTOMER POSITION ACCOUNTS	Jun 04
CUSTOMER CURRENT ACCOUNTS	**(285.8)**
Customer bank balances	0.5
Custumer transaction liquidations	(286.3)
Client loans	0.0
CUSTOMER SECURITIES	**543,538.5**
Assets in custody or under administration	542,758.7
Assets received in guarantee	779.7
TRANSACTIONS ON BEHALF OF CUSTOI	**18,655.9**
Customer Repos	18,655.9
Customer Securities Loans	0.0
Purchase of Derivatives	0.0
TOTAL CUSTOMER POSITION	**561,908.6**

COMPANY POSITION ACCOUNTS	Jun 04
REGISTRY ACCOUNTS	**608,754.4**
Guarantees granted	13.5
Assets under trust	155,728.7
Assets under custody or administration	440,523.5
Irrevocable lines of credit granted	2,865.6
Shares held in custody	948.8
Other contingent obligations	8,674.3
REPO OPERATIONS	
	(14.4)
Receivables on repurchase agreements	55,938.4
Reporchase agreement creditors	(55,952.8)
	28.9
Repurchase agreement debtors	32,468.1
Payables on repurchase agreements	(32,439.2)
TOTAL OWN POSITION	**608,768.9**

GRUPO FINANCIERO INBURSA
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT JUNE 2004
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NO MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st 2003	**12,570.3**	**857.8**	**3,061.3**	**28,832.2**	**(14,465.1)**	**(988.3)**	**2,338.5**	**40.3**	**32,247.0**
CHANGES INHERENT TO SHAREHOLDER´S DECISIONS									
Transfer of 2003 results				2,338.5			(2,338.5)		0.0
Dividend payment				(899.2)					(899.2)
Reserve creation for future aquisition of stocks			79.9	(79.9)					0.0
Repurchase of stocks									0.0
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							1,738.4		1,738.4
No monetary assets results						66.0			66.0
Minority Interest								3.5	3.5
BALANCE AT JUNE 30, 2004	**12,570.3**	**857.8**	**3,141.2**	**30,191.7**	**(14,465.1)**	**(922.3)**	**1,738.4**	**43.7**	**33,155.8**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT JUNE 30, 2004

(MM PS)

	Jun 04
OPERATING ACTIVITIES	
Net Income	1,738.4
Subsidiaries' Income	(911.1)
Depreciation & Amortization	83.0
Loan Loss Reserves	592.4
Market Related Result	(734.8)
Deferred taxes	274.2
	1,042.0
Cash increase (decrease) from funding	7,622.8
Cash increase (decrease) from Loan Portfolio	(2,826.3)
Cash increase (decrease) from Trading Operation	1,084.4
Cash increase (decrease) from Derivative Financial Instruments	(2,021.9)
Cash increase (decrease) in Accounts Payable-Recivable	(1,269.5)
Banking Loans & Other Financial Institutions	(2,208.1)
	381.4
Cash flow from operating activities	**1,423.5**
Financing Activities	
Increase (decrease) of Stocholders' Equity	0.0
Dividend payment	(899.2)
Cash Flow From Financing Activities	**(899.2)**
Investments Activities	
Buy(sell) of fixed assets and permanent stocks	(19.0)
Decrease of deferred loans	0.0
Decrease on personnel loans	0.0
Cash Flow From Investment Activities	**(19.0)**
Net Increase in Cash	**505.3**
Cash at beginning of the period	**6,735.2**
Cash at end of period	**7,240.4**

BANCO INBURSA

Consolidated Income Statement

(MM constant Ps. as of June, 2004)	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	Acumulated JUN '04	Acumulated JUN '03
Interest Income	1,473.2	1,882.4	1,762.3	2,091.5	2,354.3	1,939.3	1,508.9	1,638.2	1,754.4	1,824.0	3,578.4	4,293.6
Interest Expense	937.9	879.0	879.0	1,050.1	1,517.7	1,278.1	1,026.8	1,175.9	1,125.2	1,130.0	2,255.1	2,795.8
Monetary Position	(138.2)	(227.5)	(171.6)	(273.2)	(112.0)	(35.4)	(76.1)	(151.5)	(153.5)	(121.0)	(274.5)	(147.4)
Financial Margin	**397.1**	**776.0**	**711.6**	**768.3**	**724.7**	**625.8**	**406.0**	**310.7**	**475.7**	**573.0**	**1,048.8**	**1,350.5**
Loan Loss Provisions	750.1	54.6	41.6	135.5	316.1	320.6	299.1	208.7	264.0	328.4	592.4	636.7
Risk Adjusted Net Interest Income	**(353.0)**	**721.3**	**670.0**	**632.8**	**408.6**	**305.2**	**106.9**	**102.0**	**211.7**	**244.6**	**456.3**	**713.7**
Comissions and Fees	123.6	53.6	87.8	145.8	164.4	325.9	157.0	204.4	190.7	214.1	404.8	490.3
Market-Related Income	832.2	(337.8)	(337.2)	(270.3)	86.1	(734.8)	66.9	735.5	(301.4)	948.8	647.4	(648.6)
Operating Revenues	**602.8**	**437.2**	**420.6**	**508.2**	**659.1**	**(103.6)**	**330.8**	**1,041.9**	**101.0**	**1,407.6**	**1,508.5**	**555.4**
Non-Interest Expense	229.9	229.3	264.0	321.1	262.3	294.3	295.6	339.8	301.3	328.2	629.5	556.6
Operating Income	**372.9**	**207.9**	**156.7**	**187.2**	**396.7**	**(397.9)**	**35.2**	**702.2**	**(200.4)**	**1,079.4**	**879.0**	**(1.2)**
Other Income (Expenses)	(59.7)	(79.7)	(119.6)	(125.1)	(139.3)	4.5	(20.8)	(152.9)	(163.9)	138.8	(25.1)	(134.8)
Earnings Before Taxes	**313.2**	**128.1**	**37.0**	**62.1**	**257.5**	**(393.4)**	**14.4**	**549.3**	**(364.3)**	**1,218.2**	**853.9**	**(136.0)**
Incurred Income Tax & Profit Sharing	37.5	349.4	(15.1)	(115.6)	112.7	(3.9)	25.6	12.6	26.3	10.9	37.2	108.7
Deferred Income Tax	(1,725.1)	1,514.8	48.6	131.7	65.5	108.8	74.4	(54.7)	(143.8)	390.6	246.8	174.3
Net Income Before Subsidiaries' Net Income	**2,000.8**	**(1,736.1)**	**3.6**	**46.0**	**79.3**	**(498.3)**	**(85.6)**	**591.3**	**(246.8)**	**816.7**	**569.9**	**(419.0)**
Subsidiaries' Net Income	64.7	65.4	6.4	(64.9)	384.9	35.8	(12.9)	34.7	114.8	(58.2)	56.6	420.8
Continous Operations' Net Income	**2,065.5**	**(1,670.7)**	**10.0**	**(18.9)**	**464.2**	**(462.5)**	**(98.5)**	**626.1**	**(131.9)**	**758.5**	**626.5**	**1.7**
Discontinued Operations & Extraordinary Items	0.0	1,898.2	(1.2)	3.2	0.0	0.0	0.0	12.7	0.0	0.0	0.0	0.0
Minority Interest	(2.8)	(0.3)	(1.6)	(1.6)	(2.0)	(7.5)	(2.1)	0.2	(2.6)	(0.8)	(3.4)	(9.5)
Net Income	**2,062.7**	**227.2**	**7.2**	**(17.4)**	**462.2**	**(470.0)**	**(100.6)**	**639.0**	**(134.5)**	**757.6**	**623.1**	**(7.8)**

BANCO INBURSA

Consolidated Balance Sheet (MM Constant Ps. as of June, 2004)

Assets	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Cash & Due From Banks	**5,237.7**	**5,942.4**	**8,207.6**	**6,626.2**	**4,328.6**	**8,001.1**	**6,953.2**	**6,723.2**	**9,465.1**	**7,242.6**
Financial Instruments	**12,624.1**	**5,758.4**	**6,997.3**	**7,953.5**	**4,672.8**	**11,822.7**	**12,176.5**	**11,141.1**	**12,791.6**	**11,327.7**
Negotiable	12,509.2	5,658.6	6,897.8	7,855.5	4,577.1	11,710.3	6,436.2	5,810.4	8,209.2	5,548.8
For Sale	2.0	2.0	2.0	1.9	1.9	1.9	1.9	1.9	1.8	1.8
Held to Maturity	112.8	97.8	97.5	96.0	93.7	110.5	5,738.4	5,328.8	4,580.5	5,777.1
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**212.4**	**27.9**	**0.7**	**14.7**	**45.0**	**133.4**	**46.6**	**59.0**	**44.7**	**1,854.0**
Repo Operations	11.0	27.9	0.7	14.7	45.0	23.3	46.6	59.0	44.7	31.5
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	201.5	0.0	0.0	0.0	0.0	110.1	0.0	0.0	0.0	1,822.6
LOANS	**35,528.5**	**39,998.5**	**38,266.4**	**44,841.5**	**48,926.4**	**46,906.4**	**39,081.6**	**43,877.3**	**45,954.7**	**46,777.1**
Commercial	33,922.3	35,882.4	35,088.3	41,477.4	44,792.1	42,304.5	35,540.5	40,196.6	42,168.3	42,803.6
Interbank	860.7	3,577.9	2,867.1	3,194.1	4,035.0	4,514.4	712.2	866.1	920.1	909.5
Consumer	1.6	2.8	4.7	6.8	7.8	9.5	2,770.1	2,714.9	2,679.3	2,797.2
Housing	691.7	535.3	306.3	163.1	91.3	77.7	58.6	99.4	186.7	266.5
Federal Government	52.2	0.1	0.1	0.1	0.2	0.2	0.2	0.2	0.2	0.2
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**321.4**	**975.0**	**862.5**	**776.4**	**794.9**	**209.3**	**129.9**	**189.5**	**189.2**	**174.8**
Total Gross Loans	**35.849.9**	**40.973.5**	**39.129.0**	**45.617.9**	**49.721.3**	**47.115.7**	**39.211.4**	**44.066.8**	**46.143.9**	**46.951.9**
Preventive Provision for Credit Risks	**(3,668.7)**	**(3,880.7)**	**(3,941.8)**	**(4,063.8)**	**(4,359.4)**	**(4,594.0)**	**(5,007.7)**	**(5,203.2)**	**(5,375.4)**	**(5,808.0)**
Total Net Loans	**32,181.2**	**37,092.8**	**35,187.2**	**41,554.1**	**45,361.9**	**42,521.7**	**34,203.8**	**38,863.6**	**40,768.5**	**41,143.9**
Receivables,Sundry Debtors & Adv. Payments	4,077.0	1,450.4	9,590.6	1,676.1	9,157.0	10,056.9	3,847.1	772.2	2,983.7	3,755.3
Fixed Assets (net)	381.8	376.9	390.0	430.3	434.7	463.2	513.3	514.8	492.4	496.1
Repossessed Property	25.4	25.1	24.7	20.8	20.5	20.5	20.3	20.0	19.7	19.7
Permanent Equity Investments	3,447.6	3,375.4	3,425.5	3,427.1	4,598.8	2,715.9	2,848.9	2,803.2	2,806.0	2,923.0
Deferred taxes (net)	0.0	18.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	232.2	217.8	234.5	198.6	419.2	416.4	406.0	558.2	563.7	641.1
TOTAL ASSETS	58,419.5	54,285.9	64,058.2	61,901.3	69,038.6	76,151.7	61,015.7	61,455.3	69,935.4	69,403.5

Figures shown in this Balance Sheet includes the transference authorized by the CNBV from negotiable derivatives swaps to a coverage of a liability of $1,486 MM Ps mainly explained by forex.

This amount decrease loan portfolio and held to maturity financial instruments in $1,134 MM Ps and $352 MM Ps, respectively.

LIABILITIES	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Deposits	**24,147.5**	**21,085.2**	**25,324.4**	**30,634.7**	**32,783.1**	**36,776.6**	**31,761.6**	**32,273.2**	**40,223.4**	**39,952.7**
Demand Deposits	699.4	668.6	649.8	6,113.5	8,373.7	9,073.4	10,105.6	11,128.5	12,080.6	12,874.5
Time Deposits	21,451.4	18,453.5	22,733.2	22,608.8	22,529.9	25,821.4	21,656.0	21,144.7	28,142.8	27,078.2
Bank Bonds	1,996.7	1,963.1	1,941.5	1,912.3	1,879.5	1,881.9	0.0	0.0	0.0	0.0
Interbank Loans & Other	3,926.1	4,360.3	3,255.5	3,142.2	2,683.7	5,941.2	2,298.1	4,811.3	3,605.4	2,610.4
Repo Operations	0.0	4.6	3.3	6.9	36.1	6.3	10.2	31.9	32.9	17.0
Credit Related Operations	3,305.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	341.5	1,097.1	864.4	495.9	0.0	982.0	1,204.3	1,055.2	994.0
Other Accounts Payable	1,145.8	2,431.8	9,072.3	1,750.7	6,916.6	12,236.9	4,740.5	1,445.3	3,673.4	3,222.3
Income Tax & Employee Profit Sharing	302.3	609.4	551.6	438.3	306.4	119.3	146.7	29.8	61.2	70.2
Deferred Taxes	359.9	0.0	36.6	156.3	219.8	324.6	392.6	334.1	169.4	558.3
Deferred Credits	30.8	42.0	107.9	125.5	374.0	151.3	161.1	180.9	193.0	226.3
TOTAL LIABILITIES	**33,217.8**	**28,874.9**	**39,448.6**	**37,118.9**	**43,815.7**	**55,556.2**	**40,512.7**	**40,310.8**	**49,013.9**	**47,651.3**
SUSCRIBED CAPITAL	**13,342.2**	**13,353.5**	**13,345.4**	**13,367.9**	**13,345.8**	**13,391.5**	**13,351.1**	**13,359.7**	**13,375.4**	**13,379.7**
Paid-in Capital	13,342.2	13,353.5	13,345.4	13,367.9	13,345.8	13,391.5	13,351.1	13,359.7	13,375.4	13,379.7
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**11,859.4**	**12,057.5**	**11,264.2**	**11,414.5**	**11,877.1**	**7,204.0**	**7,151.9**	**7,784.7**	**7,546.1**	**8,372.5**
Capital Reserves	3,850.0	3,972.6	3,970.2	3,976.9	3,970.3	4,208.5	4,195.8	4,198.6	4,203.5	4,258.0
Retained Earnings	15,156.2	15,062.5	14,165.4	14,189.3	16,441.8	12,000.5	11,964.3	11,972.1	12,517.3	12,359.3
Income of Changes on Accounting Principles	(197.1)	(232.3)	(140.3)	10.2	27.7	51.0	118.9	108.4	(7.4)	167.0
Available for Sale	0.0	0.0	0.0	(0.0)	(0.0)	0.0	0.0	(0.0)	(0.0)	(0.0)
Surplus (deficit) from equity restatement	(9,053.1)	(9,060.8)	(9,055.2)	(9,070.4)	(9,055.5)	(9,086.5)	(9,059.1)	(9,065.0)	(9,075.6)	(9,078.5)
Net income of the period	2,062.7	2,289.9	2,297.1	2,279.8	462.2	(7.8)	(108.4)	530.6	(134.5)	623.1
Minority Interest	40.8	25.6	27.1	28.8	30.7	38.3	40.3	40.1	42.8	43.6
Total Stockholders´ Equity	**25,201.7**	**25,411.0**	**24,609.6**	**24,782.3**	**25,222.9**	**20,595.5**	**20,503.0**	**21,144.4**	**20,921.5**	**21,752.1**
LIABILITIES & STOCKHOLDERS´ EQUITY	**58,419.5**	**54,285.9**	**64,058.2**	**61,901.3**	**69,038.6**	**76,151.7**	**61,015.7**	**61,455.3**	**69,935.4**	**69,403.5**

MEMORANDUM ACCOUNTS

MM Constant Ps. as of June, 2004	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Guarantees Granted	79.1	68.5	49.0	47.3	28.1	25.7	10.4	10.5	5.0	13.5
Other Contingent Obligations	10,214.4	9,956.5	9,781.6	9,501.8	10,978.5	11,476.2	10,311.4	10,133.9	8,621.5	8,674.3
Irrevocable Lines of Credit Granted	126.0	946.7	1,465.7	2,253.3	2,266.2	2,211.0	2,061.6	1,993.7	2,135.1	2,865.6
Goods in Trust or Mandate	111,248.4	128,974.0	125,782.5	129,224.9	131,724.3	133,196.5	132,244.4	134,928.1	154,395.8	155,728.7
Investment Banking Operations on Behalf of Third Parties	807.6	797.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Goods in Custody or Under Administration	336,326.9	282,801.4	276,894.1	314,897.2	300,521.4	338,329.5	369,549.6	409,931.7	467,210.2	439,992.0
Loan Portfolio Clasification	37,236.9	42,024.6	40,773.8	48,083.7	52,048.5	52,084.9	41,310.7	46,102.2	0.0	0.0
Amounts Contracted in Derivative Instruments	24,023.9	45,688.1	59,806.2	79,839.4	87,584.7	103,835.6	126,423.1	138,196.2	0.0	0.0
Other accounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	492,964.7
	520,063.3	**511,257.4**	**514,552.8**	**583,847.5**	**585,151.7**	**641,159.4**	**681,911.3**	**741,296.3**	**632,367.6**	**1,100,238.9**
Receivables on Repurchase Agreements	18,581.2	33,278.3	24,382.4	22,221.1	37,376.3	43,190.5	36,893.6	44,278.9	33,868.2	37,282.5
Repurchase Agreement Creditors	18,573.4	33,250.4	24,381.8	22,206.5	37,412.4	43,196.8	36,847.0	44,281.3	33,835.2	37,282.4
Net	**7.9**	**27.9**	**0.7**	**14.7**	**(36.1)**	**(6.3)**	**46.6**	**(2.4)**	**32.9**	**0.0**
Repurchase Agreement Debtors	3,256.4	19,386.1	10,533.1	10,895.2	15,489.5	26,473.1	16,111.9	23,061.9	19,598.5	13,797.7
Payables on Repurchase Agreements	3,253.3	19,390.7	10,536.4	10,902.1	15,444.5	26,449.8	16,122.1	23,032.3	19,619.6	13,783.3
Net	**3.1**	**(4.6)**	**(3.3)**	**(6.9)**	**45.0**	**23.3**	**(10.2)**	**29.5**	**(21.2)**	**14.4**

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT JUNE 2004
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NON MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st 2003	**13,380.0**	**0.0**	**4,205.0**	**11,990.0**	**(9,079.0)**	**109.0**	**531.0**	**40.0**	**21,176.0**
CHANGES INHERENT TO SHAREHOLDER´S DECISIONS									
Transfer of 2003 results				531.0			(531.0)		0.0
Reserves creation			53.0	(53.0)					0.0
Dividens Payment				(109.0)					(109.0)
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							623.0		623.0
CHANGES DUE TO RECOGNITION OF SPECIFIC ACCOUNTING PRINCIPLES									
No monetary assets results						58.0			58.0
Minority Interest								3.0	3.0
BALANCE AT JUNE 30. 2004	**13,380.0**	**-**	**4,258.0**	**12,359.0**	**(9,079.0)**	**167.0**	**623.0**	**43.0**	**21,751.0**

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT JUNE 30, 2004

(MM PS)

	Jun 04
OPERATING ACTIVITIES	
Net Income	623.1
Subsidiaries' Income	56.6
Depreciation & Amortization	68.7
Loan Loss Reserves	592.4
Market Related Result	1,095.0
Goodwill amort.	0.0
Minoritary Interest	3.5
Deferred taxes	246.8
	2,686.1
Cash increase (decrease) from funding	7,631.3
Cash increase (decrease) from Loan Portfolio	(2,814.7)
Decrease or Increase in treasury transactions	(1,265.0)
Cash increase (decrease) from Derivative Financial Instruments	(2,022.0)
Banking Loans & Other Financial Institutions	(2,208.1)
Other increase (decrease) related with the operation	17.3
Repo Operations	(12.2)
	(673.4)
Cash flow from operating activities	**2,012.7**
Financing Activities	
Dividends Payment	(108.9)
Cash Flow From Financing Activities	**(108.9)**
Investments Activities	
Buy(sell) of fixed permanent stocks	(113.8)
Buy(sell) of fixed assets	(49.3)
Receivables,Sundry Debtors & Adv. Payments	(1,194.8)
Deferred Charges	45.1
Repossessed Property	0.3
Deferred Credits	0.0
Other Accounts Payable	(82.1)
Cash Flow From Investment Activities	**(1,394.5)**
Net Increase in Cash	**509.4**
Cash at beginning of the period	**6,733.3**
Cash at end of period	**7,242.6**

OPERADORA INBURSA

Income Statement

(MM Constant Ps. as of June, 2004)	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	4Q03	Acumulated JUN' 04	Acumulated JUN' 03
Earnings from Investment Sales	0.1	0.1	(19.3)	0.7	0.9	1.1	0.3	0.5	0.7	0.6	1.3	2.0
Asset Management Income	52.4	43.5	39.7	37.2	36.9	40.0	40.3	40.0	45.9	46.9	92.8	76.9
Earnings form Interest	0.0	(0.0)	0.0	0.0	0.0	0.7	0.0	0.1	0.5	0.2	0.7	0.8
Unrealized Gain on Portfolio Valuation	3.7	2.3	23.9	3.3	15.8	(6.3)	0.5	(0.5)	(0.4)	1.8	1.4	9.6
Total Earnings	**56.3**	**46.0**	**44.2**	**41.2**	**53.7**	**35.6**	**41.2**	**40.1**	**46.7**	**49.6**	**96.2**	**89.2**
General Expenses	15.2	14.9	14.1	2.3	1.8	2.0	2.3	2.3	3.1	2.1	5.2	3.9
Total expenses	**15.2**	**14.9**	**14.1**	**2.3**	**1.8**	**2.0**	**2.3**	**2.3**	**3.1**	**2.1**	**5.2**	**3.9**
Earnings Before Taxes	**41.1**	**31.1**	**30.1**	**38.8**	**51.8**	**33.5**	**38.9**	**37.8**	**43.5**	**47.5**	**91.0**	**85.4**
Incurred Income Tax & Profit Sharing	(23.1)	3.2	10.2	17.8	18.0	18.1	17.8	16.2	25.7	21.3	47.0	36.1
Net Income Before Deferred Accounts	**64.2**	**27.9**	**19.9**	**21.0**	**33.8**	**15.4**	**21.1**	**21.6**	**17.8**	**26.1**	**44.0**	**49.3**
Earnings from subsidiaries	12.0	(25.0)	(6.5)	9.6	6.1	34.3	15.3	14.8	33.6	11.1	44.7	40.3
Unadjusted for monetary position result	**76.1**	**3.0**	**13.4**	**30.6**	**39.9**	**49.7**	**36.4**	**36.3**	**51.4**	**37.3**	**88.7**	**89.6**
Monetary position	**(3.5)**	**(5.2)**	**(4.7)**	**(7.6)**	**(4.9)**	**(1.6)**	**(2.5)**	**(6.4)**	**(6.9)**	**(0.5)**	**(7.4)**	**(6.6)**
Net income result actualization	0.1	1.0	1.0	1.8	0.1	0.0	0.8	2.4	0.3	0.0	0.3	0.1
Net income	72.7	(1.2)	9.6	24.9	35.0	48.1	34.7	32.4	44.8	36.8	81.6	83.1

OPERADORA INBURSA

BALANCE SHEET (MM Constant Ps. as of June, 2004)

ASSETS	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Cash	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	570.0	570.4	150.4	175.4	221.6	46.4	74.3	100.1	122.0	55.2
Sundry Debtors	18.5	14.0	13.2	13.4	19.6	31.9	43.0	55.1	24.2	39.8
Permanent investments	271.6	243.5	233.7	239.1	242.1	276.5	289.4	300.4	329.3	341.3
Receivable Taxes	0.0	27.8	64.1	71.0	12.5	12.5	12.4	12.2	12.0	12.0
TOTAL ASSETS	**860.1**	**855.6**	**461.3**	**498.9**	**495.8**	**367.3**	**419.1**	**467.8**	**487.6**	**448.4**
LIABILITIES & STOCKHOLDERS' EQUITY										
Sundry Creditors	453.6	435.7	0.0	0.0	0.4	0.1	0.2	0.3	0.0	0.0
Payable Taxes	11.8	26.0	39.2	51.6	13.8	27.5	40.2	52.7	16.1	31.6
Deferred Income Tax	-0.3	-0.1	18.6	18.3	18.4	9.1	14.1	17.7	29.1	29.4
TOTAL LIABILITIES	**465.1**	**461.6**	**57.9**	**70.0**	**32.6**	**36.7**	**54.6**	**70.8**	**45.3**	**61.0**
STOCKHOLDERS' EQUITY										
Stockholders' Equity	20.7	20.7	20.7	20.7	20.7	20.8	20.7	20.7	20.8	20.8
Legal Reserve	3.8	3.9	3.8	3.9	3.8	3.9	3.9	3.9	3.9	3.9
Retained Earnings	344.5	344.8	344.6	345.2	450.4	269.7	268.9	269.1	419.8	328.0
Surplus (deficit) from equity restatement	(46.8)	(46.8)	(46.8)	(46.9)	(46.8)	(46.9)	(46.8)	(46.8)	(46.9)	(46.9)
Net income	72.7	71.5	81.1	106.0	35.0	83.1	117.8	150.2	44.8	81.6
TOTAL STOCKHOLDERS' EQUITY	**395.0**	**394.1**	**403.5**	**428.9**	**463.2**	**330.6**	**364.5**	**397.0**	**442.3**	**387.4**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**860.1**	**855.6**	**461.3**	**498.9**	**495.8**	**367.3**	**419.1**	**467.8**	**487.6**	**448.4**

INVERSORA BURSATIL

Income Statement

(MM Constant Ps. as of June, 2004)	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	Acumulated JUN´04	JUN´03
Commisions & Tariffs	80.9	143.4	62.2	34.6	39.4	82.2	74.5	91.6	179.8	164.6	344.4	121.6
Earnings From Services	**80.9**	**143.4**	**62.2**	**34.6**	**39.4**	**82.2**	**74.5**	**91.6**	**179.8**	**164.6**	**344.4**	**121.6**
Income from sale of securities	71.7	15.0	19.2	34.0	132.8	17.9	6.1	9.5	23.2	14.0	37.2	150.6
Interest Income	(5.0)	(0.9)	2.5	0.1	2.2	0.5	0.7	0.7	6.3	6.3	12.6	2.7
Interest Expense	(48.5)	4.8	1.8	(4.2)	(110.1)	2.4	6.1	9.8	(0.0)	0.0	(0.0)	(107.7)
Unrealized gain on Portfolio Valuation	23.3	(24.1)	4.5	4.1	(3.9)	40.7	11.7	19.7	25.7	23.2	48.9	36.8
Monetary Position	(6.9)	(9.2)	(9.0)	(13.9)	(7.9)	(2.2)	(5.2)	(15.2)	(14.0)	(0.8)	(14.9)	(10.1)
Financial Margin	**34.6**	**(14.3)**	**18.9**	**20.2**	**13.0**	**59.3**	**19.4**	**24.5**	**41.2**	**42.6**	**83.7**	**72.3**
Operating Income	**115.5**	**129.0**	**81.1**	**54.9**	**52.4**	**141.5**	**94.0**	**116.1**	**221.0**	**207.2**	**428.1**	**193.9**
General Expenses	36.6	57.2	46.6	125.7	38.0	42.9	46.5	40.5	48.2	42.6	90.8	80.8
Operating Margin	**78.9**	**71.9**	**34.5**	**(70.9)**	**14.4**	**98.7**	**47.5**	**75.6**	**172.8**	**164.6**	**337.3**	**113.1**
Other Expenses (Income)	0.0	(0.2)	(0.2)	(0.4)	(0.7)	(0.8)	(0.4)	(1.5)	6.8	(0.3)	6.5	(1.4)
Net Income Before Income Tax & Profit Sharing	**78.9**	**72.1**	**34.7**	**(70.5)**	**15.1**	**99.4**	**47.9**	**77.1**	**166.0**	**164.9**	**330.8**	**114.5**
Incurred Income Tax & Profit Sharing	25.8	48.6	12.7	(30.5)	7.2	20.9	12.3	20.9	50.4	47.3	97.7	28.1
Deffered Income Tax	11.2	(10.9)	1.3	(1.0)	(0.6)	12.9	2.7	5.3	5.5	6.0	11.5	12.3
Net Income Before Subsidiaries' Net Income	**42.0**	**34.4**	**20.8**	**(39.0)**	**8.6**	**65.6**	**32.9**	**50.8**	**110.1**	**111.5**	**221.6**	**74.1**
Subsidiaries' Net Income	0.9	0.8	1.2	1.4	1.1	1.8	1.4	2.4	1.7	2.1	3.9	2.9
Net Income	**42.8**	**35.2**	**22.0**	**(37.6)**	**9.6**	**67.4**	**34.3**	**53.3**	**111.8**	**113.6**	**225.5**	**77.0**

INVERSORA BURSATIL

BALANCE SHEET (MM Constant Ps. as of June, 2004)

ASSETS	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Cash & Banks	**0.2**	**0.1**	**0.1**	**0.6**	**0.0**	**1.1**	**0.4**	**0.5**	**0.4**	**0.5**
FINANCIAL INSTRUMENTS	**767.4**	**825.0**	**831.9**	**786.0**	**755.9**	**764.2**	**802.2**	**862.4**	**979.7**	**948.8**
Negotiable	767.4	825.0	831.9	786.0	755.9	764.2	802.2	862.4	979.7	948.8
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**32.7**	**70.2**	**71.4**	**44.5**	**36.7**	**54.6**	**41.8**	**61.2**	**44.2**	**17.7**
Repo Operations	32.7	70.2	71.4	44.5	36.7	54.6	41.8	61.2	44.2	17.7
Other accounts receivable	7.1	4.8	4.8	6.8	5.6	3.1	3.4	3.3	7.3	4.1
Fixed assets,net	35.6	34.9	37.2	36.4	41.7	43.0	41.6	30.6	28.9	27.6
Permanent equity investments	42.2	41.1	41.0	40.5	41.4	41.1	42.5	43.3	45.3	44.3
Other Assets	64.3	88.9	104.2	106.1	52.3	61.2	71.2	81.8	77.2	136.5
TOTAL ASSETS	949.6	1,064.9	1,090.5	1,020.9	933.7	968.3	1,003.1	1,083.0	1,182.9	1,179.6
LIABILITIES & STOCKHOLDERS' EQUITY										
LIABILITIES										
Securities & Derivatives	**32.6**	**70.1**	**71.2**	**44.4**	**37.6**	**54.3**	**41.7**	**61.0**	**43.7**	**17.6**
Repo Operations	32.6	70.1	71.2	44.4	37.6	54.3	41.7	61.0	43.7	17.6
Other Account Payable	**131.6**	**188.8**	**191.8**	**186.4**	**98.6**	**116.1**	**128.7**	**137.7**	**129.7**	**162.3**
Income Tax & Employee profit sharing provision	96.9	140.6	144.1	144.7	68.5	75.7	84.7	108.1	93.3	127.7
Sundry creditors & other accounts payable	34.7	48.2	47.7	41.7	30.1	40.4	44.0	29.7	36.3	34.6
Deferred taxes	26.9	10.1	11.3	10.1	9.3	22.3	24.8	29.7	34.6	40.6
Total Liabilities	**191.1**	**269.0**	**274.3**	**241.0**	**145.5**	**192.7**	**195.2**	**228.4**	**208.0**	**220.5**
STOCKHOLDERS' EQUITY										
Suscribed capital	**445.1**	**505.6**	**505.2**	**505.9**	**505.0**	**532.7**	**531.1**	**531.4**	**532.0**	**562.7**
Paid-in capital	445.1	505.6	505.2	505.9	505.0	532.7	531.1	531.4	532.0	562.7
Earned Capital	**313.5**	**290.3**	**311.0**	**274.0**	**283.1**	**242.9**	**276.9**	**323.2**	**442.9**	**396.4**
Capital reserves	50.5	52.8	52.7	52.8	52.7	56.0	55.8	55.8	55.9	64.0
Retained earnings	417.5	355.5	355.2	355.7	417.4	306.4	305.5	305.7	470.8	302.5
Valuation effect in assoc. & affiliated companies	30.1	31.7	30.6	30.9	30.8	31.5	31.6	31.7	32.1	32.2
Surplus (deficit) of equity restatement	(227.5)	(227.7)	(227.5)	(227.8)	(227.4)	(228.0)	(227.3)	(234.5)	(227.7)	(227.8)
Net icome	42.8	78.0	100.1	62.5	9.6	77.0	111.4	164.6	111.8	225.5
Stockholders' Equity	**758.6**	**795.9**	**816.2**	**780.0**	**788.1**	**775.6**	**807.9**	**854.6**	**974.9**	**959.1**
Total Liabilities & Stockholders´ Equity	949.6	1,064.9	1,090.5	1,020.9	933.7	968.3	1,003.1	1,083.0	1,182.9	1,179.6

SEGUROS INBURSA

Income Statement Including Monetary Adjustments

(MM Constant Ps. as of June, 2004)	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	Acumulated JUN´04	JUN´03
Premiums written	2,977.3	4,179.6	4,842.7	6,558.2	1,520.2	2,164.9	2,339.3	2,142.5	2,012.3	2,077.0	4,089.3	3,685.1
Premiums ceded	70.3	261.8	304.7	728.5	148.5	705.1	346.7	513.4	198.9	446.7	645.6	853.6
Retained Premiums	**2,907.0**	**3,917.8**	**4,538.0**	**5,829.7**	**1,371.6**	**1,459.8**	**1,992.6**	**1,629.0**	**1,813.4**	**1,630.2**	**3,443.6**	**2,831.5**
Increased in reserve for unearned premiums	**1,206.9**	**1,589.0**	**1,799.7**	**(2,587.6)**	**71.2**	**196.8**	**463.9**	**163.0**	**149.9**	**306.1**	**456.0**	**268.0**
Retained earned premiums	**1,700.1**	**2,328.8**	**2,738.2**	**8,417.3**	**1,300.5**	**1,263.0**	**1,528.7**	**1,466.1**	**1,663.5**	**1,324.1**	**2,987.6**	**2,563.5**
Net Acquisition Cost	**366.0**	**386.8**	**307.0**	**327.1**	**309.2**	**323.2**	**269.2**	**314.8**	**324.4**	**367.8**	**692.2**	**632.4**
Commisions to agents	140.2	180.1	160.5	223.2	135.9	192.2	138.5	171.8	141.3	154.8	296.0	328.1
Additional compensation to agents	48.3	57.4	45.3	65.6	57.2	64.4	80.0	88.9	67.3	84.9	152.3	121.6
Commisions for re-insurance taken	0.2	(0.0)	2.5	0.1	0.1	0.0	1.5	0.0	0.0	0.1	0.1	0.1
Commisions for re-insurance given	(17.6)	(59.8)	(52.6)	(130.2)	(26.5)	(94.4)	(93.4)	(95.0)	(39.6)	(56.0)	(95.6)	(120.9)
Coverage on losses excess	21.6	32.2	38.6	42.6	35.2	35.4	40.5	44.2	45.0	44.0	89.0	70.6
Others	173.3	176.9	112.6	125.9	107.2	125.7	102.0	104.9	110.4	140.0	250.4	232.9
Net cost of claims and contractual obligations	**1,260.7**	**1,896.7**	**2,563.1**	**8,173.6**	**748.5**	**909.2**	**944.6**	**888.5**	**1,072.0**	**1,174.1**	**2,246.1**	**1,657.7**
Claims and other contractual obligations	1,296.5	1,901.7	2,596.8	8,181.3	786.9	911.3	938.3	883.0	1,129.9	1,183.5	2,313.4	1,698.2
Claims recovered from re-insurance	35.8	5.0	33.7	7.7	38.4	2.0	(6.3)	(5.5)	57.8	9.4	67.2	40.5
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**73.4**	**45.2**	**(131.9)**	**(83.3)**	**242.8**	**30.6**	**314.9**	**262.8**	**267.1**	**(217.8)**	**49.3**	**273.4**
Net Increase in other technical reserve	**114.4**	**133.6**	**49.1**	**(160.9)**	**(50.6)**	**18.4**	**(53.8)**	**496.6**	**(17.0)**	**9.7**	**(7.3)**	**(32.2)**
Catastrophic risks reserves	102.8	118.0	(36.9)	(82.1)	(46.9)	18.2	(50.7)	594.7	(14.1)	9.8	(4.3)	(28.7)
Preventions reserves	6.4	(16.7)	(4.9)	(102.7)	(3.8)	0.2	(2.9)	(98.1)	(2.9)	(0.1)	(3.0)	(3.6)
Contingency claim reserves	0.0	25.6	2.1	2.5	(0.0)	0.0	(0.0)	(0.0)	(0.0)	0.0	(0.0)	0.0
Other reserves	5.2	6.7	88.9	21.4	(0.0)	0.1	(0.1)	(0.0)	(0.0)	(0.0)	(0.0)	0.1
Gross profit	**(41.0)**	**(88.4)**	**(180.9)**	**77.6**	**293.5**	**12.1**	**368.7**	**(233.8)**	**284.1**	**(227.5)**	**56.6**	**305.6**
Net operating expenses	**169.0**	**161.1**	**157.5**	**180.7**	**159.2**	**175.8**	**180.7**	**225.1**	**169.0**	**138.5**	**307.4**	**335.0**
Administrative and operating expenses	5.6	15.8	6.9	21.0	(13.1)	(9.1)	(25.1)	(4.2)	(56.2)	(73.7)	(130.0)	(22.2)
Personnel expenses	142.9	123.7	129.1	138.0	161.6	169.7	191.4	214.7	213.4	200.1	413.5	331.3
Depreciation and amortization	20.4	21.7	21.5	21.7	10.7	15.2	14.4	14.5	11.9	12.1	23.9	25.9
Operating Profits	**(210.0)**	**(249.5)**	**(338.4)**	**(103.1)**	**134.3**	**(163.7)**	**188.0**	**(458.9)**	**115.1**	**(365.9)**	**(250.9)**	**(29.4)**
Net Financial Income	**402.2**	**149.7**	**312.4**	**543.3**	**49.3**	**445.2**	**94.7**	**174.9**	**400.5**	**264.6**	**665.1**	**494.5**
On investments	308.6	356.8	392.2	443.6	136.6	141.6	88.1	102.7	54.7	89.0	143.6	278.2
Investments sales	4.7	2.2	28.1	(33.1)	22.8	7.7	(4.5)	(22.4)	130.0	56.0	186.0	30.5
Investments revaluation	307.7	(3.4)	154.2	481.6	(28.8)	288.3	65.1	167.6	333.9	110.0	443.9	259.5
Charges on premiums	20.6	18.7	18.3	19.0	18.7	20.0	20.3	20.0	18.8	19.7	38.5	38.7
Others	1.2	3.1	(2.6)	2.3	(0.0)	0.8	6.5	4.2	3.1	9.4	12.4	0.7
Forex	1.8	13.0	(3.8)	14.5	5.2	(17.9)	3.1	23.1	3.3	(15.0)	(11.7)	(12.6)
REPOMO	(242.3)	(240.6)	(274.0)	(384.6)	(105.2)	4.8	(83.9)	(120.3)	(143.2)	(4.4)	(147.7)	(100.5)
Income before income taxes & employee profit sh	**192.2**	**(99.8)**	**(26.0)**	**440.2**	**183.5**	**281.5**	**282.7**	**(284.0)**	**515.6**	**(101.3)**	**414.2**	**465.1**
Provision for income tax	40.3	(22.5)	10.6	116.6	84.2	108.9	133.4	(88.8)	128.5	(23.4)	105.2	193.1
Provision for employee profit sharing	12.0	(0.2)	2.7	35.3	27.1	33.5	39.9	(22.1)	40.0	(8.2)	31.9	60.6
Subsidiaries results	14.8	11.3	(36.4)	(19.9)	16.9	23.0	1.4	(24.4)	3.7	4.2	7.9	39.9
Net income	**154.7**	**(65.8)**	**(75.7)**	**268.4**	**89.1**	**162.2**	**110.7**	**(197.5)**	**350.7**	**(65.6)**	**285.1**	**251.3**

SEGUROS INBURSA

BALANCE SHEET Including Monetary Adjustments (MM Constant Ps. as of June, 2004)

ASSETS	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Investments	**21,805.5**	**23,716.9**	**26,112.2**	**23,158.7**	**10,218.9**	**10,803.8**	**11,797.0**	**11,953.3**	**12,755.2**	**11,732.2**
Securities	**20,559.1**	**22,400.5**	**24,783.9**	**21,792.7**	**8,933.6**	**9,289.9**	**10,253.6**	**10,386.9**	**11,164.8**	**10,074.7**
Government	12,313.5	13,363.6	15,028.1	12,076.4	4,665.9	5,239.5	6,019.0	6,035.2	6,659.1	6,731.3
Private companies	6,156.1	6,815.6	7,656.1	7,159.0	3,653.4	3,224.1	3,358.9	3,336.2	3,266.5	1,996.6
Debt Instruments	4,634.6	5,009.3	5,826.3	5,426.3	2,441.7	1,905.0	1,873.7	2,020.5	2,194.5	904.6
Equities	1,521.5	1,806.3	1,829.8	1,732.8	1,211.8	1,319.1	1,485.2	1,315.7	1,072.0	1,091.9
Net unrealized gain on valuation	1,927.5	1,908.9	1,915.9	2,220.1	552.9	786.2	849.3	990.2	1,207.5	1,316.3
Interest debtors	162.1	312.4	183.8	337.1	61.4	40.0	26.5	25.3	31.7	30.5
Loans	**343.9**	**415.7**	**427.0**	**466.6**	**400.8**	**631.3**	**662.5**	**657.9**	**683.8**	**752.7**
On policies	135.7	130.3	127.6	126.1	123.2	125.0	125.8	108.5	114.0	120.6
Secured	202.4	277.1	276.7	274.5	271.0	503.6	527.9	547.3	561.5	617.3
Unsecured	5.0	7.1	21.0	63.4	4.4	2.8	2.9	2.9	2.7	2.7
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	0.7	1.3	1.8	2.5	2.7	0.9	7.5	1.3	7.6	14.0
Allowance for write-offs	(0.1)	(0.1)	(0.1)	0.0	(0.5)	(1.0)	(1.5)	(2.0)	(2.0)	(2.0)
Real estate	**902.5**	**900.7**	**901.2**	**899.4**	**884.5**	**882.7**	**880.9**	**908.5**	**906.7**	**904.8**
Real estate	63.7	62.9	64.4	63.4	62.4	62.4	61.8	60.8	59.9	59.8
Net unrealized gain on valuation	877.5	878.3	879.1	880.1	867.8	867.8	868.4	894.8	895.7	895.8
Depreciation	(38.7)	(40.5)	(42.3)	(44.1)	(45.7)	(47.5)	(49.3)	(47.1)	(48.9)	(50.8)
Investments for labor obligations	490.5	461.6	457.8	464.0	456.1	481.4	498.1	502.2	530.2	547.1
Current assets	**(35.3)**	**17.0**	**0.5**	**65.4**	**57.7**	**108.1**	**4.1**	**27.4**	**(31.7)**	**1,343.4**
Cash and banks	(35.3)	17.0	0.5	65.4	57.7	108.1	4.1	27.4	(31.7)	1,343.4
Debtors	**1,780.3**	**1,889.4**	**1,855.1**	**2,670.1**	**2,087.2**	**2,473.9**	**2,055.5**	**2,419.5**	**1,947.9**	**2,002.0**
Premium debtors	1,629.5	1,765.7	1,732.9	2,546.9	1,962.9	2,346.9	1,921.5	2,283.5	1,782.5	1,848.5
Agents and adjusters	0.4	2.8	3.3	6.1	4.1	3.8	3.8	3.1	2.7	3.5
Notes receivable	41.0	42.3	43.2	33.1	32.8	36.1	38.4	43.5	35.9	38.8
Employee loans	53.3	51.1	49.5	45.1	57.9	57.7	59.5	56.4	67.5	63.1
Other	70.9	42.0	40.6	55.4	45.9	45.7	48.4	52.6	79.4	69.1
Allowance for write-offs	(14.8)	(14.6)	(14.4)	(16.6)	(16.3)	(16.3)	(16.1)	(19.6)	(20.2)	(21.1)
Reinsurers and rebonders	**818.8**	**577.2**	**848.6**	**966.8**	**1,090.6**	**813.4**	**957.9**	**751.1**	**887.0**	**824.9**
Insurance and bonding companies	96.5	73.4	127.5	134.2	216.1	120.9	293.9	166.0	147.0	102.1
Retained deposits	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5
Reinsurens share of unsettled claims	700.9	486.4	697.3	809.4	852.1	675.7	641.7	584.3	739.2	722.0
Reinsurens share of unearned premiums	20.9	16.8	23.2	22.7	21.9	16.3	21.7	0.3	0.3	0.3
Other assets	**585.1**	**522.9**	**522.3**	**504.5**	**348.2**	**227.6**	**239.1**	**264.0**	**298.8**	**232.1**
Furniture and equipment (net)	95.6	95.1	89.9	85.4	81.3	77.6	76.3	73.1	71.8	75.6
Foreclosed and repossessed assets	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4
Sundry	489.1	427.4	432.0	418.6	266.5	149.6	162.4	190.5	226.6	156.1
Total assets	25,444.8	27,184.9	29,796.5	27,829.3	14,258.6	14,908.2	15,551.7	15,917.5	16,387.4	16,681.7

LIABILITIES	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Technical reserves	**20,798.0**	**22,481.8**	**24,718.5**	**22,238.0**	**10,544.0**	**10,655.3**	**11,195.3**	**11,685.2**	**11,958.7**	**12,361.7**
Unearned premiums	**14,931.4**	**16,551.8**	**18,355.8**	**15,750.9**	**4,488.5**	**4,657.9**	**5,170.9**	**5,313.9**	**5,457.5**	**5,815.2**
Life	13,123.4	14,855.1	16,649.3	13,887.2	2,602.9	2,864.1	3,451.9	3,534.4	3,675.5	3,942.0
Accident and health	1,800.3	1,689.0	1,698.7	1,856.1	1,877.9	1,786.0	1,711.2	1,771.7	1,774.4	1,865.5
Current bonds	7.7	7.7	7.8	7.7	7.8	7.8	7.8	7.7	7.6	7.6
Contractual obligations	**2,893.3**	**2,773.4**	**3,212.0**	**3,418.2**	**3,455.7**	**3,397.0**	**3,448.8**	**3,288.5**	**3,438.4**	**3,466.8**
Losses and maturities	1,089.1	1,136.6	1,326.6	1,280.2	1,391.3	1,373.5	1,405.9	1,452.4	1,561.3	2,105.4
Reserve for incurred but not reported losses	1,050.1	964.2	1,225.7	1,349.5	1,379.7	1,323.0	1,347.2	1,124.6	1,198.3	683.1
Policy dividends	197.3	113.2	107.6	243.1	139.8	162.1	159.8	181.9	169.7	157.1
Managed insurance funds	535.0	534.2	532.7	525.7	523.7	519.8	513.6	506.6	493.7	502.0
Deposits premiums	21.8	25.2	19.4	19.7	21.3	18.7	22.4	23.0	15.4	19.2
Prevision	**2,973.3**	**3,156.6**	**3,150.7**	**3,068.9**	**2,599.8**	**2,600.4**	**2,575.6**	**3,082.8**	**3,062.7**	**3,079.7**
Prevision	615.5	405.5	401.7	296.7	294.2	293.1	292.2	199.0	195.7	192.1
Catastrophic	2,263.7	2,427.9	2,403.5	2,333.6	2,303.2	2,304.8	2,281.0	2,881.4	2,864.7	2,885.3
Contingency	2.3	224.9	226.9	229.4	2.3	2.3	2.3	2.2	2.2	2.2
Specials	91.7	98.4	118.5	209.2	0.1	0.2	0.1	0.1	0.1	0.1
Provision for labor obligations at retirement	**484.6**	**458.5**	**449.2**	**458.6**	**453.3**	**480.3**	**496.5**	**496.0**	**523.7**	**542.9**
Creditors	**208.6**	**220.7**	**568.0**	**275.4**	**220.7**	**213.5**	**239.0**	**295.3**	**281.1**	**307.8**
Agents and adjusters	171.1	180.2	197.8	220.3	183.1	169.1	202.0	230.9	193.3	194.0
Managed loss funds	1.1	1.0	3.5	4.5	6.1	6.7	7.5	8.4	7.2	6.7
Sundry	36.5	39.5	366.7	50.6	31.5	37.7	29.5	56.0	80.5	107.1
Reinsurers and rebonders	**87.5**	**233.2**	**231.2**	**588.5**	**349.6**	**685.8**	**498.4**	**547.0**	**292.2**	**313.6**
Insurance and bonding companies	86.8	232.4	230.5	587.9	349.0	685.1	497.6	546.2	291.5	312.9
Retained deposits	0.6	0.8	0.7	0.7	0.6	0.6	0.8	0.7	0.7	0.7
Other liabilities	**505.4**	**493.8**	**608.5**	**782.1**	**804.7**	**822.5**	**959.8**	**898.8**	**986.1**	**875.9**
Provision for employee profit sharing	20.6	26.6	85.8	187.8	291.6	163.9	297.5	122.2	202.2	17.4
Other liabilities	287.8	306.2	407.7	428.2	365.1	398.8	368.9	420.6	345.6	370.8
Deferred credits	196.9	161.0	115.0	166.1	147.9	259.7	293.3	356.1	438.3	487.6
Total liabilities	**22,084.0**	**23,887.9**	**26,575.4**	**24,342.5**	**12,372.3**	**12,857.3**	**13,389.0**	**13,922.3**	**14,041.8**	**14,401.9**
Stockholders' equity										
Paid in capital	**2,178.7**	**2,178.7**	**2,178.7**	**2,178.7**	**923.9**	**923.9**	**923.9**	**923.9**	**923.9**	**923.9**
Capital stock	2,178.7	2,178.7	2,178.7	2,178.7	923.9	923.9	923.9	923.9	923.9	923.9
Reserves	**1,758.8**	**2,073.9**	**1,969.9**	**1,801.5**	**1,658.2**	**1,770.4**	**1,559.4**	**1,559.4**	**1,559.4**	**1,785.8**
legal	88.9	101.3	101.3	101.3	101.3	112.5	112.5	112.5	112.5	128.9
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	1,669.8	1,972.6	1,868.6	1,700.3	1,556.9	1,657.9	1,446.9	1,446.9	1,446.9	1,656.8
Unrealized gain on valuation of real estate	1.6	4.0	4.2	1.9	1.9	2.9	3.5	5.8	5.8	6.0
Subsidiaries	4.0	12.6	12.6	12.6	(45.8)	(40.5)	(39.6)	(39.6)	(39.6)	(22.7)
Retained earnings	3,045.5	2,721.7	2,825.7	2,994.1	503.8	366.6	577.5	577.5	742.1	498.8
Net income	154.7	88.9	13.2	281.5	89.1	251.3	362.0	164.6	350.7	285.1
Excess (insufficient) on Stockholders' actualiz	(3,782.4)	(3,782.8)	(3,783.2)	(3,783.6)	(1,244.7)	(1,223.6)	(1,224.1)	(1,196.4)	(1,196.8)	(1,197.1)
Total stockholders' equity	**3,360.9**	**3,297.0**	**3,221.1**	**3,486.8**	**1,886.3**	**2,050.9**	**2,162.7**	**1,995.3**	**2,345.6**	**2,279.7**
Total liabilities and stockholders' equity	**25,444.8**	**27,184.9**	**29,796.5**	**27,829.3**	**14,258.6**	**14,908.2**	**15,551.7**	**15,917.5**	**16,387.4**	**16,681.7**

PENSIONES INBURSA

Income Statement Including Monetary Adjustments

(MM Constant Ps. as of June, 2004)	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	Acumulated JUN' 04	JUN' 03
Premiums written	157.6	185.9	137.6	189.4	74.1	304.2	378.3	343.5
Premiums ceded	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained Premiums	**157.6**	**185.9**	**137.6**	**189.4**	**74.1**	**304.2**	**378.3**	**343.5**
Increased in reserve for unearned premiums	**65.5**	**154.4**	**34.4**	**122.4**	**14.3**	**198.2**	**212.5**	**219.8**
Retained earned premiums	**92.2**	**31.5**	**103.2**	**67.0**	**59.8**	**106.0**	**165.8**	**123.6**
Net Acquisition Cost	**21.5**	**27.9**	**18.3**	**24.5**	**6.6**	**2.4**	**9.0**	**49.5**
Commisions to agents	1.2	0.1	(0.0)	0.0	0.0	0.0	0.0	1.3
Additional compensation to agents	1.0	0.0	(0.0)	(0.0)	0.0	0.0	0.0	1.0
Commisions for re-insurance taken	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Commisions for re-insurance given	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Coverage on losses excess	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	19.3	27.8	18.3	24.5	6.6	2.4	9.0	47.2
Net cost of claims and contractual obligations	**166.2**	**171.4**	**178.8**	**166.7**	**186.9**	**169.7**	**356.6**	**337.6**
Claims and other contractual obligations	166.2	171.4	178.8	166.7	186.9	169.7	356.6	337.6
Claims recovered from re-insurance	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**(95.6)**	**(167.9)**	**(93.9)**	**(124.2)**	**(133.7)**	**(66.1)**	**(199.8)**	**(263.5)**
Net Increase in other technical reserve	**18.3**	**19.5**	**17.1**	**32.8**	**6.2**	**13.1**	**19.3**	**37.8**
Catastrophic risks reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Preventions reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contingency claim reserves	0.9	2.7	0.3	2.1	0.0	3.8	3.8	3.7
Other reserves	17.3	16.8	16.8	30.6	6.2	9.4	15.5	34.2
Gross profit	**(113.8)**	**(187.4)**	**(110.9)**	**(157.0)**	**(139.9)**	**(79.2)**	**(219.0)**	**(301.3)**
Net operating expenses	**(65.0)**	**91.5**	**14.3**	**13.8**	**11.7**	**11.2**	**22.9**	**26.5**
Administrative and operating expenses	(77.7)	86.6	7.5	7.0	4.9	4.4	9.3	8.9
Personnel expenses	4.0	(0.0)	(0.0)	(0.0)	0.0	0.0	0.0	4.0
Depreciation and amortization	8.8	4.9	6.8	6.8	6.8	6.8	13.6	13.6
Operating Profits	**(48.9)**	**(278.9)**	**(125.2)**	**(170.8)**	**(151.6)**	**(90.4)**	**(242.0)**	**(327.8)**
Net Financial Income	**184.8**	**304.9**	**132.4**	**224.2**	**244.7**	**210.8**	**455.5**	**489.7**
On investments	224.3	224.1	223.0	230.3	210.6	211.0	421.6	448.4
Investments sales	(0.6)	0.4	(0.2)	(0.0)	13.5	16.5	30.0	(0.3)
Investments revaluation	126.6	71.4	45.0	205.3	225.1	(9.0)	216.1	198.0
Charges on premiums	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
Forex	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
REPOMO	(165.5)	9.1	(135.4)	(211.4)	(204.5)	(7.7)	(212.3)	(156.5)
Income before income taxes & employee profit sh	**135.9**	**26.0**	**7.2**	**53.4**	**93.1**	**120.4**	**213.5**	**161.9**
Provision for income tax	29.8	9.6	23.7	24.2	14.9	52.0	66.9	39.4
Provision for employee profit sharing	0.1	(0.0)	0.0	(0.0)	0.0	0.0	0.0	0.1
Subsidiaries results	93.8	325.3	106.9	486.2	147.5	142.9	290.4	419.1
Net income	**199.8**	**341.7**	**90.4**	**515.3**	**225.7**	**211.3**	**437.0**	**541.5**

PENSIONES INBURSA

BALANCE SHEET (MM Constant Ps. as of June, 2004)

ASSETS	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Investments	**13,638.9**	**15,099.4**	**18,068.4**	**18,728.0**	**18,922.5**	**19,356.8**
Securities	**13,638.9**	**15,099.4**	**18,068.4**	**18,728.0**	**18,922.5**	**19,356.8**
Government	8,229.9	8,269.4	8,286.7	8,102.5	8,096.4	8,333.9
Private companies	3,427.0	3,846.6	7,031.0	7,061.1	7,097.1	7,016.6
Debt Instruments	2,795.1	2,791.9	2,954.9	2,985.0	3,021.0	2,940.6
Equities	631.9	1,054.6	4,076.2	4,076.1	4,076.1	4,076.1
Net unrealized gain on valuation	1,852.5	2,705.1	2,625.6	3,288.0	3,609.9	3,732.5
Interest debtors	129.5	278.4	125.1	276.5	119.1	273.8
Loans	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
On policies	0.0	0.0	0.0	0.0	0.0	0.0
Secured	0.0	0.0	0.0	0.0	0.0	0.0
Unsecured	0.0	0.0	0.0	0.0	0.0	0.0
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	0.0	0.0	0.0	0.0	0.0	0.0
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0
Real estate	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Real estate	0.0	0.0	0.0	0.0	0.0	0.0
Net unrealized gain on valuation	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	0.0	0.0	0.0	0.0	0.0	0.0
Investments for labor obligations	0.0	0.0	0.0	0.0	0.0	0.0
Current assets	**0.6**	**4.4**	**16.4**	**10.4**	**9.6**	**1.7**
Cash and banks	0.6	4.4	16.4	10.4	9.6	1.7
Debtors	**14.0**	**11.7**	**9.6**	**7.4**	**0.8**	**2.1**
Premium debtors	10.8	10.3	8.4	6.3	0.1	1.0
Agents and adjusters	(0.1)	(0.1)	(0.1)	0.0	(0.1)	(0.1)
Notes receivable	0.2	0.2	0.2	0.2	0.2	0.2
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0
Other	3.1	1.3	1.1	1.0	0.7	1.0
Allowance for write-offs	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unsettled claims	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unearned premiums	0.0	0.0	0.0	0.0	0.0	0.0
Other assets	**201.1**	**193.8**	**188.8**	**185.3**	**172.3**	**213.0**
Furniture and equipment (net)	0.0	0.0	0.0	0.0	0.0	0.0
Foreclosed and repossessed assets	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	201.1	193.8	188.8	185.3	172.3	213.0
Total assets	**13,854.6**	**15,309.3**	**18,283.2**	**18,931.1**	**19,105.2**	**19,573.5**

LIABILITIES	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Technical reserves	**11,877.7**	**12,033.0**	**12,069.7**	**12,224.4**	**12,241.7**	**12,447.4**
Unearned premiums	**11,404.0**	**11,539.5**	**11,554.5**	**11,661.7**	**11,662.6**	**11,850.1**
Life	11,404.0	11,539.5	11,554.5	11,661.7	11,662.6	11,850.1
Accident and health	0.0	0.0	0.0	0.0	0.0	0.0
Current bonds	0.0	0.0	0.0	0.0	0.0	0.0
Contractual obligations	**39.8**	**51.0**	**69.2**	**38.8**	**52.9**	**60.0**
Losses and maturities	36.2	48.8	68.1	38.8	50.8	59.9
Reserve for incurred but not reported losses	0.0	0.0	0.0	0.0	0.0	0.0
Policy dividends	0.0	0.0	0.0	0.0	0.0	0.0
Managed insurance funds	0.0	0.0	0.0	0.0	0.0	0.0
Deposits premiums	3.5	2.2	1.0	0.0	2.0	0.1
Prevision	**434.0**	**442.4**	**446.1**	**523.9**	**526.2**	**537.3**
Prevision	0.0	0.0	0.0	0.0	0.0	0.0
Catastrophic	0.0	0.0	0.0	0.0	0.0	0.0
Contingency	228.1	230.8	231.1	233.2	233.3	237.0
Specials	205.9	211.7	215.0	290.7	293.0	300.3
Provision for labor obligations at retirement	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Creditors	**6.2**	**8.0**	**7.1**	**6.9**	**3.6**	**4.7**
Agents and adjusters	0.0	0.0	0.0	0.0	0.0	0.0
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	6.2	8.0	7.1	6.9	3.6	4.7
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Other liabilities	**72.0**	**70.7**	**107.3**	**85.4**	**19.9**	**70.1**
Provision for employee profit sharing	51.4	38.7	61.5	84.2	13.9	62.1
Other liabilities	20.6	31.6	45.0	0.0	3.8	5.9
Deferred credits	0.0	0.4	0.8	1.1	2.1	2.1
Total liabilities	**11,956.0**	**12,111.7**	**12,184.2**	**12,316.7**	**12,265.2**	**12,522.2**
Stockholders' equity						
Paid in capital	**1,254.8**	**2,131.5**	**4,946.0**	**4,946.0**	**4,946.0**	**4,946.0**
Capital stock	2,130.9	2,131.5	4,946.0	4,946.0	4,946.0	4,946.0
(-)Unsubscribed capital	876.1	0.0	0.0	0.0	0.0	0.0
Reserves	**143.4**	**168.8**	**166.3**	**166.3**	**166.3**	**248.4**
legal	0.0	17.0	17.0	17.0	17.0	131.7
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	143.4	151.8	149.3	149.3	149.3	116.7
Unrealized gain on valuation of real estate	0.0	0.0	0.0	0.0	0.0	0.0
Subsidiaries	58.4	115.1	111.5	111.5	111.5	1,123.6
Retained earnings	2,771.9	2,801.7	2,804.1	2,804.1	3,951.4	2,857.2
Net income	199.8	541.5	631.9	1,147.2	225.7	437.0
Excess (insufficient) on Stockholders' actualization	(2,529.6)	(2,560.9)	(2,560.9)	(2,560.9)	(2,560.9)	(2,560.9)
Total stockholders' equity	**1,898.7**	**3,197.7**	**6,099.0**	**6,614.4**	**6,840.1**	**7,051.4**
Total liabilities and stockholders' equity	**13,854.6**	**15,309.3**	**18,283.2**	**18,931.1**	**19,105.2**	**19,573.5**

Fianzas Guardiana-Inbursa

Income Statement Including Monetary Adjustments

(000´s Constant Ps. as of June 2004)	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	Acumulated JUN´ 04	Acumulated JUN´ 03
Premiums accepted	50,718.2	75,247.3	81,319.5	73,816.7	71,520.7	70,631.1	74,814.3	82,917.5	78,917.1	81,372.9	160,290.0	142,151.8
Premiums ceded	8,775.0	17,630.4	18,884.4	9,643.2	11,012.6	12,498.7	8,127.3	18,881.9	16,841.4	18,116.9	34,958.3	23,511.3
RETAINED PREMIUMS	**41,943.3**	**57,616.9**	**62,435.1**	**64,173.6**	**60,508.1**	**58,132.4**	**66,687.1**	**64,035.6**	**62,075.7**	**63,256.0**	**125,331.7**	**118,640.6**
Application of reserve for outstanding bonds	(30,143.7)	3,260.1	11,804.1	2,671.1	16,929.9	22,751.5	(91,947.9)	(9,299.8)	334.4	1,004.4	1,338.8	39,681.4
NET PREMIUM REVENUES	**72,086.9**	**54,356.9**	**50,631.0**	**61,502.4**	**43,578.2**	**35,380.9**	**158,635.0**	**73,335.4**	**61,741.2**	**62,251.6**	**123,992.9**	**78,959.1**
Net Acquisition Cost	**(1,914.0)**	**(6,786.3)**	**(5,960.5)**	**(4,472.4)**	**(1,869.8)**	**(1,968.1)**	**(1,618.5)**	**(12,912.7)**	**(4,445.8)**	**(9,919.3)**	**(14,365.2)**	**(3,837.9)**
Comisions to agents	545.0	1,047.5	1,369.0	1,618.8	712.6	260.6	171.9	618.5	76.8	31.6	108.5	973.2
Comisions for rebonding taken	47.7	0.4	30.9	289.9	46.0	19.4	219.6	86.1	0.9	30.8	31.7	65.4
Comisions for rebonding given	(3,490.8)	(8,698.6)	(8,214.3)	(4,312.5)	(3,839.5)	(3,684.3)	(3,041.7)	(6,312.0)	(5,736.6)	(7,123.1)	(12,859.7)	(7,523.8)
Others	984.0	864.3	854.0	(2,068.5)	1,211.2	1,436.2	1,031.8	(7,305.4)	1,213.0	(2,858.6)	(1,645.6)	2,647.4
Claims	68,433.8	36,412.5	29,919.0	47,755.8	30,321.2	30,835.3	43,486.9	54,958.9	43,511.4	27,719.6	71,230.9	61,156.5
Technical Income	**5,567.2**	**24,730.6**	**26,672.5**	**18,219.0**	**15,126.8**	**6,513.7**	**116,766.6**	**31,289.2**	**22,675.7**	**44,451.4**	**67,127.1**	**21,640.5**
Net increase in other technical reserves	2.836.9	4.365.5	5.112.5	4.124.6	4.984.6	6.920.5	(13.495.2)	(1.570.7)	(1.894.6)	500.6	(1.394.0)	11.905.1
GROSS INCOME	**2,730.3**	**20,365.1**	**21,560.0**	**14,094.4**	**10,142.2**	**(406.8)**	**130,261.8**	**32,859.9**	**24,570.3**	**43,950.8**	**68,521.0**	**9,735.4**
Net Operating Expenses	**123.4**	**(9,511.8)**	**(8,933.5)**	**(6,758.1)**	**(6,824.2)**	**(6,758.7)**	**(3,989.1)**	**(5,535.3)**	**(5,963.2)**	**(6,144.7)**	**(12,107.9)**	**(13,582.9)**
Administrative & operating expenses	(6.3)	(9,682.1)	(9,151.2)	(6,921.2)	(6,999.5)	(6,981.9)	(4,309.1)	(5,858.7)	(6,283.3)	(6,461.7)	(12,745.0)	(13,981.4)
Personnel expenses	*0.0*	*0.0*	*50.4*	*1.5*	*0.0*	*0.0*	*0.0*	*2.5*	*0.0*	*0.0*	*0.0*	*0.0*
Depreciation	129.7	170.3	167.3	161.6	175.3	223.2	320.0	320.9	320.2	317.0	637.1	398.5
OPERATING INCOME	**2.606.9**	**29.876.9**	**30.493.5**	**20.852.5**	**16.966.4**	**6.351.9**	**134.250.9**	**38.395.2**	**30.533.4**	**50.095.5**	**80.628.9**	**23.318.3**
Financial Income	**3,787.1**	**(28,267.1)**	**3,788.3**	**4,869.5**	**5,380.1**	**23,379.6**	**5,169.7**	**107.4**	**11,201.7**	**14,562.3**	**25,763.9**	**28,759.7**
On investments	6,130.0	8,988.7	7,754.7	8,178.7	7,626.1	9,198.2	2,188.9	2,523.2	667.9	2,302.3	2,970.2	16,824.3
Investments sales	0.0	(32,335.0)	0.1	1,561.1	2,493.1	(2,493.1)	0.0	0.0	4,295.1	3,353.9	7,648.9	0.0
Investments revaluation	5,524.8	(7,496.5)	3,568.6	1,954.2	0.0	18,011.0	5,162.6	4,207.6	14,071.8	7,736.6	21,808.4	18,011.0
Others	(350.9)	31.2	11.9	11.2	17.8	9.6	9.0	(13.3)	14.2	27.4	41.6	27.4
Repos	(1,406.3)	7,992.9	(1,715.5)	1,165.6	1,744.0	(1,704.0)	2,629.3	1,110.2	(302.3)	1,472.8	1,170.5	40.0
REPOMO	(6,110.5)	(5,448.4)	(5,831.6)	(8,001.2)	(6,500.9)	357.9	(4,820.0)	(7,720.3)	(7,545.0)	(330.7)	(7,875.7)	(6,143.0)
INCOME BEFORE TAXES	**6,394.0**	**1,609.8**	**34,281.8**	**25,722.0**	**22,346.5**	**29,731.5**	**139,420.6**	**38,502.5**	**41,735.1**	**64,657.8**	**106,392.8**	**52,078.0**
Income taxes	8,594.7	(6,419.2)	11,500.0	14,090.8	3,958.8	10,554.5	57,472.6	31,564.3	15,177.1	17,857.6	33,034.7	14,513.3
Subsidiaries Net Income	0.0	0.0	0.0	0.0	0.0	0.0	2,245.2	24,088.1	5,211.1	5,047.5	10,258.6	0.0
NET INCOME	**(2,200.8)**	**8,029.0**	**22,781.8**	**11,631.2**	**18,387.7**	**19,177.0**	**84,193.1**	**31,026.4**	**31,769.1**	**51,847.7**	**83,616.8**	**37,564.7**

Fianzas Guardiana-Inbursa

BALANCE SHEET Including Monetary Adjustments (000´s Constant Ps. as of June, 2004)

ASSETS	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Investments	**574,094.3**	**568,309.2**	**604,120.8**	**628,691.3**	**671,732.5**	**742,874.1**	**772,884.9**	**815,663.9**	**824,676.8**	**833,519.3**
Securities	**482,702.0**	**471,456.7**	**507,816.6**	**531,632.1**	**595,683.3**	**666,689.0**	**692,833.4**	**735,239.5**	**717,235.4**	**723,725.1**
Government	218,994.1	237,089.7	234,652.8	294,259.9	336,645.0	303,671.9	258,118.5	271,545.7	238,830.6	235,802.0
Private companies	240,832.4	217,319.6	251,666.5	214,619.8	234,041.0	322,004.7	343,887.1	338,021.0	334,265.2	336,321.7
Debt Instruments	96,554.3	74,810.5	110,949.9	14,420.0	14,701.9	13,593.2	15,304.7	15,354.4	15,036.4	15,507.7
Equities	144,278.1	142,509.1	140,716.5	200,199.8	219,339.1	308,411.4	328,582.4	322,666.7	319,228.8	320,814.0
Net unrealized gain on valuation	18,059.5	17,017.1	20,164.4	22,727.3	24,986.4	40,965.2	90,794.4	125,645.4	144,127.6	151,576.4
Interest debtors	4,816.0	30.4	1,332.9	25.1	11.0	47.3	33.4	27.3	12.0	25.0
Loans	**57.363.2**	**62.957.9**	**62.304.5**	**60.823.0**	**39.955.2**	**40.233.3**	**44.242.0**	**44.757.4**	**50.692.7**	**53.197.1**
Secured	25,122.1	25,789.4	25,399.8	24,591.8	24,591.6	29,507.1	30,789.2	34,185.7	40,448.7	42,460.3
Unsecured	32,126.3	36,963.9	36,556.8	36,036.4	14,392.2	9,663.5	12,228.5	9,214.6	8,833.5	9,205.0
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	114.8	204.6	347.9	194.8	971.5	1,062.7	1,224.2	1,357.1	1,410.5	1,531.8
Real estate	**34,029.1**	**33,894.6**	**33,999.7**	**36,236.2**	**36,094.0**	**35,951.8**	**35,809.6**	**35,667.0**	**56,748.7**	**56,597.1**
Real estate	7,970.4	7,872.7	7,773.7	7,644.2	7,544.7	7,550.0	7,472.0	7,351.8	7,238.5	7,234.1
Net unrealized gain on valuation	27,644.4	27,742.1	28,054.1	30,418.3	30,517.8	30,512.5	30,590.5	30,710.7	51,872.9	51,877.2
Depreciation	(1,585.6)	(1,720.2)	(1,828.1)	(1,826.3)	(1,968.5)	(2,110.7)	(2,252.9)	(2,395.5)	(2,362.6)	(2,514.3)
Investments for labor obligations	**1,442.4**	**1,419.5**	**1,409.1**	**1,414.9**	**1,408.1**	**1,439.2**	**1,436.5**	**1,419.0**	**1,428.5**	**1,455.0**
Current assets	**2,066.4**	**726.5**	**1,899.6**	**1,642.9**	**851.7**	**4,444.5**	**2,181.4**	**5,642.7**	**3,412.9**	**3,130.4**
Cash and banks	2,066.4	726.5	1,899.6	1,642.9	851.7	4,444.5	2,181.4	5,642.7	3,412.9	3,130.4
Debtors	***28,746.9***	***39,243.1***	***40,327.8***	***39,538.8***	**35,326.7**	**45,666.0**	**41,596.7**	***36,299.1***	***38,203.4***	***42,907.9***
Premium debtors	27,392.3	38,174.2	38,932.9	38,519.1	34,362.3	44,288.7	40,577.4	34,043.6	36,349.0	41,648.2
Agents	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	26.5	0.0
Notes receivable	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Debt for bonding claimed & payed	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	1,354.6	1,068.9	1,394.9	1,019.7	964.4	1,377.3	1,019.3	2,255.4	1,827.9	1,259.7
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rebonders	**19.427.2**	**16.956.2**	**14.173.5**	**15.431.2**	**13.210.9**	**12.562.4**	**11.802.8**	**15.073.6**	**13.027.8**	**46.651.3**
Bonding companies	4,032.3	2,482.6	3,008.6	5,672.4	4,316.7	3,262.6	2,680.3	6,297.4	4,794.1	8,471.3
Retained deposits	704.3	762.6	109.7	109.0	51.2	51.2	50.7	49.9	49.1	49.1
Others	1,835.2	1,812.7	1,789.9	1,760.1	906.5	907.1	833.8	820.4	807.7	30,621.4
Participation in rebonding	12,855.4	11,898.3	9,265.3	7,889.8	7,936.6	8,341.5	8,238.1	7,905.9	7,376.9	7,509.6
Other assets	**33,709.9**	**16,069.8**	**26,414.9**	**31,439.7**	**8,735.9**	**19,940.4**	**27,848.4**	**35,309.2**	**12,281.9**	**40,504.8**
Furniture and equipment (net)	306.0	274.7	245.5	218.2	189.8	162.3	173.4	147.1	121.0	109.1
Foreclosed and repossessed assets	1,726.2	1,705.0	1,683.6	1,655.5	1,634.0	1,635.1	1,618.2	1,592.2	1,567.7	1,566.7
Sundry	31,677.7	14,090.1	24,485.8	29,565.9	6,912.1	18,143.0	26,056.8	33,569.9	10,593.2	38,829.1
Total assets	**659,487.2**	**642,724.2**	**688,345.6**	**718,158.7**	**731,265.7**	**826,926.7**	**857,750.8**	**909,407.4**	**893,031.3**	**968,168.7**

LIABILITIES	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Technical reserves	***248,796.8***	***254,938.2***	***268,198.3***	***272,116.0***	***292,873.3***	***322,806.0***	***216,814.6***	***205,009.2***	***202,289.8***	***204,119.4***
Current bonds	100,527.1	102,277.3	110,417.5	110,204.9	125,967.7	148,994.1	56,475.3	46,231.9	45,410.9	46,714.0
Contingency bonds	148,269.7	152,660.9	157,780.8	161,911.0	166,905.6	173,811.9	160,339.4	158,777.4	156,878.8	157,405.4
Provision for labor obligations at retirement	***481.7***	***455.5***	***446.2***	***457.7***	***436.5***	***457.9***	***452.1***	***439.5***	***450.9***	***467.8***
Creditors	**4,016.0**	**6,446.0**	**4,695.9**	**8,756.5**	**7,605.7**	**15,239.9**	**14,344.6**	**13,470.5**	**11,977.0**	**27,966.4**
Agents and adjusters	150.2	63.2	66.7	174.0	343.3	107.1	215.4	95.9	49.6	19.3
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	3,865.8	6,382.8	4,629.2	8,582.5	7,262.5	15,132.9	14,129.1	13,374.5	11,927.4	27,947.0
Rebonders	***17,829.3***	***22,488.0***	***20,886.8***	***16,776.7***	***19,388.0***	***20,522.3***	***17,734.3***	***14,813.2***	***15,984.8***	***19,563.7***
Bonding companies	9,806.3	14,273.0	12,677.3	10,157.7	12,796.8	14,230.6	11,163.7	8,216.8	9,526.2	12,906.3
Other participation	8,023.0	8,215.0	8,209.5	6,619.1	6,591.2	6,291.8	6,570.6	6,596.4	6,458.6	6,657.5
Other liabilities	**64,172.1**	**25,938.2**	**38,640.9**	**52,193.8**	**24,712.8**	**32,458.4**	**88,374.2**	**121,583.8**	**55,841.2**	**71,430.9**
Provision for employee profit sharing & incured incom	56,147.8	17,890.1	26,713.4	43,038.6	16,067.7	18,648.7	71,598.0	91,367.7	22,284.0	36,027.5
Other liabilities	7,634.7	9,110.5	10,940.9	9,155.2	8,645.1	9,934.1	9,376.8	11,681.4	10,333.5	9,813.7
Deferred credits	389.6	(1,062.4)	986.5	0.0	0.0	3,875.5	7,399.4	18,534.7	23,223.6	25,589.6
Total liabilities	**335,296.0**	**310,265.9**	**332,868.2**	**350,300.6**	**345,016.3**	**391,484.6**	**337,719.8**	**355,316.2**	**286,543.7**	**323,548.2**
Stockholders' equity										
Paid in capital	***106,068.8***	***110,911.6***	***110,911.7***	***110,911.7***	***110,911.7***	***137,024.8***	***137,024.8***	***137,024.8***	***137,024.8***	***137,016.7***
Capital stock	143,725.2	148,567.9	148,568.1	148,568.1	140,299.2	137,024.8	137,024.8	137,024.8	137,024.8	137,016.7
(-)Unsubscribed capital	(37,656.4)	(37,656.3)	(37,656.4)	(37,656.4)	(29,387.5)	0.0	0.0	0.0	0.0	0.0
Reserves	**52,357.8**	**58,532.7**	**58,532.7**	**58,532.7**	**58,532.7**	**62,556.9**	**62,556.9**	**62,556.9**	**62,556.9**	**77,835.3**
legal	52,357.8	58,532.7	58,532.7	58,532.7	58,532.7	62,556.9	62,556.9	62,556.9	62,556.9	77,835.3
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Unrealized gain on valuation of real estate	4,644.1	4,864.3	4,864.3	3,231.2	3,231.2	7,130.1	7,134.3	10,164.4	9,556.7	5,824.2
Subsidiaries	*0.0*	*0.0*	*0.0*	*0.0*	0.0	0.0	387.9	387.9	387.9	26,721.2
Retained earnings	292,323.8	281,306.2	281,306.5	281,306.5	321,547.7	317,523.6	317,523.6	317,523.6	470,307.8	418,705.2
Net income	(2,200.8)	5,828.2	28,610.0	40,241.3	18,387.7	37,564.7	121,757.8	152,784.2	31,769.1	83,616.8
Excess (insufficient) on Stockholders' actualization	(129,002.5)	(128,984.6)	(128,747.8)	(126,365.2)	(126,361.6)	(126,357.9)	(126,354.3)	(126,350.5)	(105,115.4)	(105,098.8)
Total stockholders' equity	**324,191.2**	**332,458.3**	**355,477.4**	**367,858.1**	**386,249.4**	**435,442.1**	**520,031.0**	**554,091.2**	**606,487.6**	**644,620.5**
Total liabilities and stockholders' equity	**659,487.2**	**642,724.2**	**688,345.6**	**718,158.7**	**731,265.7**	**826,926.7**	**857,750.8**	**909,407.4**	**893,031.3**	**968,168.7**